                                                   This filing is made pursuant
                                                   to Rule 424(b)(2) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration No. 333-16799

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 9, 1997)

                                2,400,000 SHARES

[LOGO]              THORNBURG MORTGAGE ASSET CORPORATION

            SERIES A 9.68% CUMULATIVE CONVERTIBLE PREFERRED STOCK

    Thornburg Mortgage Asset Corporation (the "Company") is hereby offering 2,400,000 shares of its Series A 9.68% Cumulative Convertible Preferred Stock (the "Preferred Stock"). Dividends on the Preferred Stock are cumulative from the date of issue and are payable quarterly in arrears on January 10, April 10, July 10, and October 10 of each year, commencing April 10, 1997, in an amount per share equal to the greater of (i) $0.605 per quarter (the "Base Rate") (equal to a 9.68% annual dividend rate), or (ii) the quarterly dividend declared on the number of shares of Common Stock (or portion thereof) into which the Preferred Stock is convertible.

    Each share of Preferred Stock is convertible at any time at the option of the holder thereof into one share (subject to possible future adjustment in certain circumstances) of Common Stock. The record date for determination of shareholders entitled to receive dividends on the Preferred Stock for the period from the date of issuance through March 31, 1997 is expected to be March 31, 1997. The dividend for the partial period ending March 31, 1997 will be prorated from the date of issuance and will be determined solely by reference to the Base Rate.

    The Preferred Stock will not be redeemable by the Company prior to December 31, 1999. On and after December 31, 1999, the Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company (i) for one share (subject to possible future adjustment in certain circumstances) of Common Stock (plus accumulated, accrued but unpaid dividends through the end of the prior dividend period, which are to be paid in cash), provided that for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the Common Stock on the New York Stock Exchange ("NYSE") equals or exceeds the conversion price then in effect (initially equal to the issue price of $25.00 per share (the "Issue Price")), or (ii) for cash at a redemption price equal to the Issue Price, plus any accumulated, accrued but unpaid dividends through the date of redemption.

    The Company has elected to be subject to tax as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, and as a result, the dividends on the Preferred Stock are not eligible for the dividends received deduction for federal income tax purposes.

    The shares of Preferred Stock have been approved for listing on the NYSE under the symbol "TMAPrA." The Company's Common Stock is traded on the NYSE under the symbol "TMA." On January 20, 1997, the last reported sale price per share of Common Stock as reported by the NYSE was $20.00.

    See "Risk Factors" starting on page S-15 for a discussion of certain factors that should be considered by prospective purchasers of the Preferred Stock offered hereby.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                           PRICE TO         UNDERWRITING        PROCEEDS TO
                                                            PUBLIC           DISCOUNT(1)        COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share............................................       $25.00             $1.0625           $23.9375
--------------------------------------------------------------------------------------------------------------
Total(3).............................................     $60,000,000        $2,550,000         $57,450,000
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses estimated at $184,000 which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 360,000 additional shares of the Preferred Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $69,000,000 and $2,932,500 and $66,067,500, respectively. See "Underwriting."
                            ------------------------

    The shares of Preferred Stock are offered by the Underwriters subject to receipt and acceptance by them, prior to sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Stock will be made in New York, New York through the facilities of Securities Industry Automation Corporation on or about January 24, 1997.

STIFEL, NICOLAUS & COMPANY
          INCORPORATED
           EVEREN SECURITIES, INC.
                       PRINCIPAL FINANCIAL SECURITIES, INC.
                                  SUTRO & CO. INCORPORATED
                                           THORNBURG SECURITIES CORPORATION

The date of this Prospectus Supplement is January 20, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED STOCK AND/OR THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Certain capitalized and other terms used herein shall have the meanings assigned to them in the section entitled "Description of Preferred Stock." Unless otherwise indicated, all information in this Prospectus Supplement assumes that the over-allotment option described in "Underwriting" is not exercised. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to future events or the future financial performance of the Company, and prospective investors are cautioned that the Company's actual results could differ materially from those set forth in the forward-looking statements. Prospective investors should specifically consider the various factors identified in this Prospectus Supplement and the accompanying Prospectus which could cause actual results to differ, including those discussed in the section entitled "Risk Factors."

                                  THE OFFERING

SECURITIES OFFERED.........  2,400,000 shares of Series A 9.68% Cumulative
                             Convertible Preferred Stock ("Preferred Stock").

DIVIDENDS..................  Cumulative, commencing on the Issue Date in an amount per share equal to the greater of (i) $0.605 per quarter (the "Base Rate"), or (ii) the cash dividend declared on the number of shares of Common Stock, or portion thereof, into which a share of Preferred Stock is convertible. Dividends are payable, when and as declared by the Board of Directors, out of funds legally available for that purpose, with respect to each calendar quarter in arrears on the following January 10, April 10, July 10 and October 10 (or the next succeeding business day) of each year, commencing April 10, 1997. The dividend for the partial period ending March 31, 1997 will be prorated from the Issue Date and will be determined solely by reference to the Base Rate. Dividends on the Preferred Stock are determined on each of the quarterly Common Stock dividend declaration dates, with record dates and payment dates the same as for holders of Common Stock. No dividends will be paid or set aside for payment on shares of Common Stock nor will any performance-based Incentive Compensation (as defined below) be paid under the Management Agreement (as defined below) unless all accrued dividends have been paid or set aside for payment on the Preferred Stock.

CONVERSION RIGHTS..........  Each share of the Preferred Stock will be convertible at the option of the holder at any time, unless previously redeemed, into one share of Common Stock, subject to possible future adjustment in certain circumstances.

LIQUIDATION PREFERENCE.....  The holders of Preferred Stock will be entitled to receive out of the assets of the Company or the proceeds thereof available for distribution to shareholders, before any distribution is made on the Common Stock or any performance-based Incentive Compensation payment is made under the Management Agreement, the Issue Price per share in cash plus accumulated, accrued but unpaid dividends.

REDEMPTION AT OPTION OF THE
  COMPANY..................  The Preferred Stock will not be redeemable by the
                             Company prior to December 31, 1999. On and after December 31, 1999, the Preferred

                             Stock will be redeemable by the Company, in whole or in part, at the option of the Company as follows:

                                (i) for one share of the Common Stock, subject to adjustment in certain circumstances (plus accumulated, accrued but unpaid dividends, which are to be paid in cash through the end of the prior dividend period), provided that for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period immediately prior to the announcement of such redemption, the closing price of the Common Stock on the NYSE equals or exceeds the Conversion Price (initially equal to the Issue Price but subject to adjustment upon certain events). In order to exercise this redemption option, the Company must issue a press release announcing the redemption prior to the opening of business on the second trading day after the conditions in the preceding sentences have, from time to time, been met; or

                                (ii) for cash at the Issue Price per share, plus any accumulated, accrued but unpaid dividends through the redemption date.

VOTING RIGHTS..............  Except as otherwise expressly required by applicable law or the Company's Articles of Incorporation or as described below, the holders of the Preferred Stock will not be entitled to vote on any matter and will not be entitled to notice of any meeting of shareholders of the Company. If at any time the Company shall be in arrears (which shall, with respect to any quarterly dividend, mean that any such dividend has not been paid in full) in the payment of six quarterly dividends (whether or not consecutive) payable on the Preferred Stock or any Parity Stock (as defined below), or upon failure of the Company to maintain consolidated shareholders' equity (determined in accordance with generally accepted accounting principles, which gives effect to any adjustment for the net unrealized gain or loss on assets available for sale) of at least 150% of the sum of (a) the aggregate Issue Price of the then outstanding Preferred Stock and (b) the aggregate original issue price of any then outstanding Parity Stock, the number of the Company's directors will be increased (if not already increased by reason of similar types of provisions with respect to any Parity Stock) by two and the holders of the Preferred Stock, together with holders of all classes of Parity Stock, voting together as a single class, will have the right to elect two directors to fill the positions created, and such right will continue until all dividends in arrears shall have been paid and such shareholders' equity has been restored to at least 150% of the sum of
                             (a) the aggregate Issue Price of the then outstanding Preferred Stock and (b) the aggregate original issue price of any Parity Stock, as the case may be.

RANKING....................  The Preferred Stock will rank senior to the Common
                             Stock with respect to the payment of dividends and amounts payable upon liquidation, dissolution or winding up of the Company, and senior to the payment of performance-based Incentive Compensation under the Management Agreement. The Company may issue additional classes or series of preferred stock that rank pari passu with the Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up of the Company ("Parity Stock") without the approval of the holders of the Preferred Stock. The Company is not permitted to issue any stock ranking senior to the Preferred Stock as to the payment of dividends or amounts upon liquidation without the approval of the holders of two-thirds of the Preferred Stock.

NEW YORK STOCK EXCHANGE
  LISTING..................  The Preferred Stock has been approved for listing on the NYSE under the symbol "TMAPrA."

USE OF PROCEEDS............  The Company intends to use the net proceeds from the sale of the shares of Preferred Stock to acquire additional ARM securities as described herein and, pending such use, to reduce borrowings.

                                  THE COMPANY

     Thornburg Mortgage Asset Corporation (the "Company") is a special purpose financial institution that primarily invests in adjustable-rate mortgage ("ARM") securities thereby indirectly providing capital to the single-family residential housing market. ARM securities represent interests in pools of adjustable-rate mortgage loans, which often include guarantees or other credit enhancements against losses from loan defaults. While the Company is not a bank or savings and loan, its business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. The Company leverages its equity capital using borrowed funds, invests in ARM securities and seeks to generate income based on the difference between the yield on its ARM securities portfolio and the cost of its borrowings. The corporate structure of the Company differs from most lending institutions in that the Company is organized for tax purposes as a real estate investment trust ("REIT") and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal income tax at the corporate level.

INVESTMENT STRATEGY

     Since beginning operations, the Company has acquired its ARM securities investments in the secondary market from investment banking firms, mortgage originators and mortgage conduits. The Company believes that acquiring already-existing ARM securities (or at some future date, ARM loans) through multiple sources in the secondary market is more cost-effective than investing the capital and resources necessary to compete in the cyclical business of originating new ARM loans. By acquiring ARM securities (or ARM loans) in the secondary market, the Company is able to operate profitably on narrower net interest margins than would generally be true for traditional lending institutions with higher levels of operating expense. The Company believes that its business strategies offer several advantages over traditional lending institutions, including:

     - reduced risk of credit loss due to 99.6% of the Company's entire investment portfolio being at least Investment Grade (as defined below) as of September 30, 1996;

     - reduced overhead expense because the Company does not operate a deposit gathering network and new loan origination system;

     - prudent utilization of leverage through the maintenance of an equity-to-assets ratio, when measured on a historical cost basis, of between 8% and 10%; and

     - as a result of its REIT status, the general elimination of income taxes at the corporate level.

     Beginning in 1995, the Company has had discussions with mortgage originators who have expressed interest in originating and securitizing loans for the Company's investment portfolio. Based on these discussions, the Company has initiated a program to expand its ARM securities acquisition program to include the purchase of newly-created ARM securities from a network of correspondent lenders who will originate and securitize mortgage loans for sale to the Company, based on the Company's specific pricing and underwriting criteria. In November 1996, the Company purchased the first such pool of securitized ARM loans. Eventually, the Company expects to expand this program to include the direct acquisition of ARM loans for securitization by the Company. Acquiring ARM securities or ARM loans for future securitization is expected to benefit shareholders because the Company would have: (i) higher yielding investments in its portfolio; (ii) greater control over the types of ARM loans originated, which are expected to include loans at reduced interest rates to borrowers thereby reducing the likelihood of prepayment; (iii) the ability to acquire such ARM loans at lower prices, so that the amount of premium to be amortized will be reduced in the event of prepayment; and (iv) an alternative means to acquire whole pool ARM assets. See "Investment Guidelines."

     The Company does not invest in collateralized mortgage obligation ("CMO") residuals or REMIC residuals and therefore, the income distributed by the Company should not create unrelated business taxable income or excess inclusion income for tax exempt investors. Accordingly, the Company is designed to be a mortgage REIT whose shares are eligible for purchase by tax exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts ("IRAs"). This will continue to be true should the Company begin acquiring ARM loans for securitization.

INVESTMENT GUIDELINES

     The Company's strategy is to invest at least 70% of its assets in ARM securities that are either issued or guaranteed by an agency of the U.S. Government or are rated within one of the two highest ratings categories by either Standard and Poor's Corporation ("S&P") or Moody's Investor Services, Inc. ("Moody's") (collectively the "Rating Agencies"), or are of equivalent credit quality as determined by the Manager (as defined below) and approved by the Company's Board of Directors ("High Quality" assets). The Company's ARM securities portfolio can consist of pass-through certificates, multi-class pass-through certificates, CMOs or other short-term investments that either mature within one year or have an interest rate that reprices within one year. As of September 30, 1996, approximately 95.5% of the Company's ARM securities were High Quality assets.

     The remainder of the Company's ARM portfolio can consist of assets that include single-family ARM loans (which are unrated and acquired for purposes of creating ARM securities consistent with the Company's objective of minimizing credit risk), or pass-through certificates and CMOs backed by loans on single-family, multi-family, commercial or other real estate related properties that are rated at the time of purchase at least Investment Grade by one of the Rating Agencies or are determined to be of equivalent credit quality as determined by the Manager and approved by the Company's Board of Directors ("Other Investment" assets). Investment Grade generally means a security rating of BBB or Baa or better by S&P or Moody's, respectively. In order to minimize the higher level of credit and liquidity risk of Other Investment assets, the Company limits its investments in these securities and attempts to diversify its portfolio of Other Investment assets. As of September 30, 1996, approximately 4.5% of the Company's total ARM securities were Other Investment assets.

     While Other Investment assets have a greater degree of credit and liquidity risk, the Company believes that, on balance, there are several benefits to be derived from investments in Other Investment assets. First, the Company believes that the Other Investment assets it acquires will have higher total returns than other investment opportunities at the time of the acquisition. Second, the Company seeks to benefit from potential future credit rating upgrades on its Other Investment assets as the more senior classes of these securities pay off, or as a result of the appreciation of underlying real estate values. As the mortgages prepay, the underlying credit enhancement obtained with respect to the more junior classes of ARM securities may increase as a percentage of the remaining balance. As the credit enhancement grows, the more junior classes of ARM securities may become eligible for upgrade. Also, appreciating real estate values typically help minimize losses on the ARM securities so that over time the delinquency and loss experience can be better than had been assumed initially by the Rating Agencies. Since inception, the Company has benefited from credit upgrades, as approximately $178 million of its investments have been upgraded while approximately $16 million have been downgraded. After a security has been upgraded, particularly if the upgrade is from an Other Investment asset to a High Quality asset, the Company benefits in several ways: (i) the proceeds received from borrowing against such security are increased; (ii) the financing rate declines; (iii) the value of the security increases; (iv) the net interest margin increases; and (v) the return on equity improves.

     Another potential benefit to shareholders arising out of investments in Other Investment assets is related to the Company's ability to purchase ARM loans for investment, with the intention of using a portion of the

Company's capital to facilitate securitizing them into rated securities that meet the Company's investment guidelines. The Company intends to acquire and securitize these ARM loans for its own investment portfolio as opposed to acquiring ARM loans for resale. While the Company has yet to undertake any securitization activities of this type, it continues to evaluate opportunities in this sector of the market. In order to facilitate its securitization efforts, in certain instances the Company may pledge collateral and assume the credit risk for up to approximately 3% of the original principal balance of the securitized ARM loans.

DESCRIPTION OF ASSETS

     As of September 30, 1996, the Company held total assets of $2.583 billion, $2.558 billion of which consisted of ARM securities. The following table presents a schedule of ARM securities owned by the Company and classified as either High Quality or Other Investment assets and further classified as: (i) either assets issued by an agency of the U.S. Government or privately issued (generally publicly registered ARM securities); and (ii) assets classified according to the applicable rating categories as determined by the Rating Agencies.

              MORTGAGE SECURITIES BY ISSUER TYPE AND CREDIT RATING

                                                ASSETS HELD AS OF                ASSETS HELD AS OF
                                                SEPTEMBER 30, 1996               DECEMBER 31, 1995
                                           ----------------------------     ----------------------------
                                            CARRYING      PERCENTAGE OF      CARRYING      PERCENTAGE OF
                                              VALUE         PORTFOLIO          VALUE         PORTFOLIO
                                           -----------    -------------     -----------    -------------
                                                              (DOLLARS IN THOUSANDS)
HIGH QUALITY:
  FHLMC/FNMA.............................   $1,352,091         52.8%         $  894,433         44.8%
  Privately Issued:
     AAA/Aaa Rating......................      205,180          8.0             165,196          8.3
     AA/Aa Rating........................      886,715         34.7             784,633         39.3
                                            ----------       ------          ----------       ------
          Total Privately Issued.........    1,091,895         42.7             949,829         47.6
                                            ----------       ------          ----------       ------
          Total High Quality.............    2,433,986         95.5           1,844,262         92.4
                                            ----------       ------          ----------       ------
OTHER INVESTMENT:
  Privately Issued:
     A Rating............................       89,580          3.5             134,970          6.8
     BBB/Baa Rating......................       14,291          0.6              16,055          0.8
     BB/Ba Rating........................       10,046          0.4                  --           --
                                            ----------       ------          ----------       ------
          Total Other Investment.........      113,917          4.5             151,025          7.6
                                            ----------       ------          ----------       ------
          Total ARM Securities...........   $2,557,903        100.0%         $1,995,287        100.0%
                                            ==========       ======          ==========       ======

     The increased amount of High Quality securities as a percent of the total ARM securities portfolio is in part due to upgrades to the credit rating of certain securities. During the quarter ended September 30, 1996, two of the Company's ARM securities, in the amount of $42.0 million, were upgraded from an A equivalent rating to an AA equivalent rating. At the same time, one security in the amount of $10.0 million was downgraded from an A rating to a Ba rating. The security that was downgraded has been on the Company's watch list along with certain other securities. The Manager has carefully reviewed certain securities it has identified as having an increased level of credit risk and the potential for downgrade and has discussed these particular investments with the Board of Directors. At this time, the Company believes that the potential credit exposure on the Other Investment segment of the Company's ARM securities portfolio is minimal and is commensurate with the higher yield the Company receives on this segment of the portfolio. The Company monitors the credit losses on the underlying loans of all of its privately issued ARM securities and evaluates the adequacy of the remaining credit support on an ongoing basis. Although the Company has not realized any credit losses on any ARM security, the Company has reserved $990,000 for possible credit losses on its existing portfolio during 1996 and will continue to evaluate potential credit exposure in the future.

     The following table classifies the Company's portfolio of ARM securities by type of interest rate index:

                          MORTGAGE SECURITIES BY INDEX

                                                    ASSETS HELD AS OF            ASSETS HELD AS OF
                                                    SEPTEMBER 30, 1996           DECEMBER 31, 1995
                                                 ------------------------     ------------------------
                                                  CARRYING      PORTFOLIO      CARRYING      PORTFOLIO
                                                    VALUE          MIX           VALUE          MIX
                                                 -----------    ---------     -----------    ---------
                                                                  (DOLLARS IN THOUSANDS)
INDEX:
  One-month LIBOR..............................   $   10,550        0.4%       $   10,229        0.5%
  Six-month LIBOR..............................    1,250,180       48.9         1,494,102       74.9
  Six-month Certificate of Deposit.............       28,339        1.1            32,349        1.6
  Six-month Constant Maturity Treasury.........        8,930        0.4                --         --
  One-year Constant Maturity Treasury..........    1,109,092       43.3           385,066       19.3
  11th District Cost of Funds..................      150,812        5.9            73,541        3.7
                                                  ----------     ------        ----------     ------
                                                  $2,557,903      100.0%       $1,995,287      100.0%
                                                  ==========     ======        ==========     ======

     A substantial majority of the Company's total ARM securities portfolio is indexed either to the Six-month London Inter-Bank Offered Rate ("LIBOR") and reprices semi-annually, or the One-year Constant Maturity Treasury rate and reprices annually. LIBOR based ARM securities are generally subject to periodic caps that limit the amount that the applicable mortgage interest rate can adjust to no more than 1% per semi-annual period. The Company's ARM securities which are indexed to the One-year Constant Maturity Treasury rate have annual adjustment features and are subject to a 2% annual periodic cap. The remainder of the portfolio is indexed to the One-month LIBOR, the Six-month Certificate of Deposit rate, the Six-month Constant Maturity Treasury rate, or the 11th District Cost of Funds index. The Company's Certificate of Deposit indexed ARM securities adjust semi-annually and are subject to a 1% periodic cap. The 11th District Cost of Funds indexed ARM securities generally adjust monthly and have no periodic caps. All of the Company's ARM securities have a lifetime cap.

     Over the nine-month period ending September 30, 1996, the composition of the Company's ARM securities by index has changed, reflecting an increased percentage of investments in ARM securities indexed to the One-year Constant Maturity Treasury rate and a decreased percentage of investments in Six-month LIBOR indexed ARM securities. This change is largely a reflection of the types of ARM securities that have been either produced or available for sale during this nine-month period, with new LIBOR ARM production down markedly from prior years. This change is also a reflection of the Company's strategy of acquiring a larger percentage of fully indexed ARM securities with lifetime maximum interest rates above 11%. Most of the LIBOR based ARM securities production does not meet the Company's current maximum lifetime interest rate cap strategy. As a result of the Company's effort, the average maximum lifetime interest rate cap for the Company's portfolio has increased to 11.4% at September 30, 1996, as compared to 10.7% at December 31, 1995.

FUNDING

     The Company finances its portfolio of ARM securities primarily through a form of borrowings known as reverse repurchase agreements. In a reverse repurchase agreement transaction, the Company agrees to sell an ARM security and simultaneously agrees to repurchase the same ARM security one to six months later at a higher price with the price differential representing the interest expense. These transactions constitute collateralized borrowings for the Company, based on the market value of the Company's assets. The Company's reverse repurchase borrowing rate approximates the LIBOR, with maturities generally ranging from one to six months. As of September 30, 1996, the Company had incurred total reverse repurchase borrowings of $2.328 billion with an average term to repricing of 74 days (which includes the effect of interest rate swaps). As of September 30, 1996, the Company had incurred total borrowings of $2.343 billion, with an average term to repricing of 81 days (which includes the effect of interest rate swaps) and a weighted average remaining term to maturity of 5.5 months.

     As of September 30, 1996, $1.147 billion of the Company's borrowings were variable-rate term reverse repurchase agreements, representing 49% of total reverse repurchase agreements. Variable-rate term repurchase agreements are borrowing agreements that are contractually committed for periods of three months to two years and have at least one repricing during the term. The interest rates of these term reverse repurchase agreements are indexed to either the one, three or six-month LIBOR and reprice accordingly.

     By utilizing the Company's ARM securities as collateral to borrow funds, the Company is able to purchase additional ARM securities or ARM loans such that its equity-to-assets ratio, when measured on a historical cost basis, is approximately 9%, and as an operating policy shall in no event be less than 8%, on a historical cost basis. This ratio of equity-to-assets is greater than the levels of certain other financial institutions who are engaged in mortgage lending, including most commercial banks, savings and loans, FNMA and FHLMC.

     The Company has borrowing arrangements with twenty-six different financial institutions consisting primarily of large investment banking firms and commercial banks. At September 30, 1996, the Company had borrowed funds under reverse repurchase agreements with fourteen of these firms. Because the Company borrows money based on the fair value of its ARM securities (as determined by the Company and its lenders) and because increases in short-term interest rates can negatively impact the valuation of ARM securities, the Company's borrowing ability could be limited, and lenders may initiate margin calls in the event of increases in short-term interest rates. Additionally, certain of the Company's ARM securities are rated less than AA or Aa by the Rating Agencies, have less liquidity and are more difficult to value than ARM securities that are rated AA, Aa, or higher. Certain other ARM securities which are rated AA or Aa, or higher by the Rating Agencies derive their credit rating based on a mortgage pool insurer's rating. As a result of (i) changes in interest rates, (ii) a downgrade of an ARM security due to poor credit performance, or (iii) a downgrade of a mortgage pool insurer, the Company may find it difficult to borrow against certain assets and, therefore, in difficult market environments, may be required to sell certain ARM securities in order to maintain liquidity. If required, these sales could be made at prices lower than the carrying value of the assets, which would result in losses to the Company. Since the Company's inception, which includes a period in 1994 in which the value of the Company's ARM securities declined dramatically, the Company has never been required to sell assets to meet its borrowing obligations.

HEDGING STRATEGY

     The Company makes use of hedging strategies to protect its borrowing costs from exceeding the maximum lifetime rate cap on its ARM securities. ARM securities are generally subject to periodic and lifetime or maximum interest rate caps. Generally, the Company hedges risks associated with the lifetime or maximum interest rate caps, but not the risks associated with periodic caps because the Company believes that the cost of hedging periodic caps is expensive relative to the potential benefits, and because, over time, the interest rate on its ARM securities will adjust to a spread over the then current financing rates. However, when borrowing costs reach a point where they exceed a mortgage's lifetime rate cap, the only way to re-establish a spread over financing rates would be for borrowing costs to decline. The Company reduces the risk associated with the lifetime caps by purchasing interest rate cap agreements, which function like insurance policies that pay the Company when market interest rates exceed a contractually specified interest rate level. For example, at December 31, 1996, the Company had purchased interest rate cap agreements with a notional balance of $2.266 billion and a weighted average remaining maturity of 3.0 years. Pursuant to the terms of these agreements, the Company will receive cash payments if the three-month or six-month LIBOR index increases above certain specified levels which range from 7.5% to 12.5% and average 9.9%. This compares to a range of lifetime interest rate caps on the Company's ARM securities from 9.3% to 14.6% with an average of approximately 11.4%. The fair market value of these interest rate cap agreements also tends to increase when general market interest rates increase, and decrease when market interest rates decrease, thereby helping to partially offset changes in the market value of the Company's ARM securities resulting from changes in interest rates.

     As of September 30, 1996, the Company had entered into two interest rate swap agreements having an aggregate notional balance of $300 million and a weighted average remaining term of 7.0 months. In accordance with these agreements, the Company will pay a fixed rate of interest during the term of these agreements and receive a payment that varies monthly with the one-month LIBOR rate. As a result of entering into these agreements, the Company has reduced the interest rate variability of its cost to finance its ARM securities portfolio by increasing the average period until the next repricing of its borrowings from 57 days to 81 days.

EFFECTS OF INTEREST RATE CHANGES

     Changes in interest rates impact the Company's earnings in various ways. While the Company only invests in ARM assets, rising short-term interest rates may temporarily negatively affect the Company's earnings and conversely falling short-term interest rates may temporarily increase the Company's earnings. This impact can occur for several reasons and may be mitigated by portfolio prepayment activity as discussed below. First, the Company's borrowings will react to changes in interest rates sooner than the Company's ARM securities because the weighted average next re-pricing date of the borrowings is usually a shorter time period. Second, interest rates on ARM loans are generally limited to an increase of either 1% or 2% per adjustment period (commonly referred to as the periodic cap) and the Company's borrowings do not have similar limitations. The periodic cap only affects the Company's earnings when the interest rate indices move by more than 1% per six-month period or 2% per year. Third, the Company's ARM securities lag changes in the indices due to the notice period provided to ARM borrowers when the interest rate on their loan is scheduled to change.

     The rate of prepayment on the Company's mortgage securities may decrease if interest rates rise, or if the difference between long-term and short-term interest rates increases. Decreased prepayments would cause the Company to reduce its amortization of the premiums paid for its mortgage securities, resulting in an increased yield on its mortgage securities. Therefore, in rising interest rate environments where prepayments are declining, not only would the interest rate on the ARM securities portfolio increase to re-establish a spread over the higher interest rate but the yield would also rise due to slower prepayments. The combined effect could significantly mitigate other negative effects that rising short-term interest rates might have on earnings.

     Conversely, the rate of prepayment on the Company's ARM securities may increase if interest rates decline, or if the difference between long-term and short-term interest rates diminishes. Increased prepayments would cause the Company to amortize the premiums paid for its ARM securities faster than otherwise, resulting in a reduced yield on its mortgage securities. Additionally, to the extent proceeds of prepayments cannot be reinvested at an interest rate spread at least equal to the spread previously earned on such ARM securities, the Company's earnings may be adversely affected.

     Lastly, because the Company only invests in ARM assets and approximately 9% of such mortgage assets are purchased with shareholders' equity, the Company's earnings over time will tend to increase following periods when short-term interest rates have risen and decrease following periods when short-term interest rates have declined. This is because the financed portion of the Company's portfolio of ARM securities will, over time, reprice to a spread over the Company's cost of money while the portion of the Company's portfolio of ARM securities that are purchased with shareholder's equity will generally have a higher yield in a higher interest rate environment and a lower yield in a lower interest rate environment.

REIT STATUS

     As of September 30, 1996, the Company calculates its Qualified REIT Assets, as defined in the Code, to be 99.8% of its total assets, as compared to the federal tax requirement that at least 75% of its total assets must be Qualified REIT Assets. The Company also calculates that 99.5% of its 1996 revenue qualifies for the 75% source of income test and 100% of its 1996 revenue qualifies for the 95% source of income test under the REIT rules. Furthermore, the Company's revenues in 1996, subject to the 30% income limitation under the REIT rules amounted to 0.51% of total revenue. The Company also met all REIT requirements regarding the ownership of its common stock and the distributions of its net income. Therefore, as of September 30, 1996, the Company believed that it was in full compliance with the REIT tax rules and that it would continue to qualify as a REIT under the provisions of the Code.

MANAGEMENT

     The day-to-day operations of the Company are managed by Thornburg Mortgage Advisory Corporation (the "Manager"), subject to the supervision of the Board of Directors. The Company's Board of Directors consists of seven directors, five of whom are not affiliated with the Manager, who meet on a quarterly basis and oversee the operations of the Company. Mr. H. Garrett Thornburg, Jr., has been the Chairman of the Board and a director of the Company since the Company commenced operations in June 1993. Mr. Thornburg is also Chairman of the Board, Chief Executive Officer and a director of the Manager. Mr. Thornburg owns 223,997 shares of Common Stock of the Company and holds stock options for 175,980 shares at an average exercise price of $15.43 per share, which together represent approximately 2.5% of the outstanding shares of Common Stock.

     The Manager is also affiliated with Thornburg Management Company ("TMC"), an investment advisory firm organized in 1982 and Thornburg Securities Corporation ("TSC"), a registered broker dealer that acts as a distributor of mutual funds managed by TMC. Mr. Thornburg is Chairman of the Board, Chief Executive Officer and a director of TMC and TSC. TSC has participated as an underwriter in previous public offerings of the Company's Common Stock and is participating in this offering. Mr. Thornburg owns a majority of the voting shares of TMC, TSC, and the Manager. TMC is advisor to eight Thornburg mutual funds. The seven Thornburg bond funds and one equity fund currently have assets in excess of $1.6 billion. TMC also acts as a sub-advisor to the New England Investment Company's Daily Tax-Free Income Fund with assets of approximately $610 million and as placement agent to six of their Tax-Free Money Funds with assets of approximately $1.1 billion.

     Mr. Larry Goldstone has been the President and a director of the Company since the Company commenced operations in June of 1993, and is responsible for the day-to-day management of the Company. Mr. Goldstone is also a Managing Director of the Manager. For the eight years prior to his association with the Company and the Manager, Mr. Goldstone held increasingly senior level positions with financial institutions, where he was primarily responsible for their mortgage portfolio management. Mr. Goldstone owns 2,280 shares of Common Stock of the Company and holds stock options for 175,980 shares at an average exercise price of $15.43 per share, which together represent approximately 1.1% of the outstanding shares of Common Stock.

     Under the terms of the Management Agreement, the Manager is responsible for the day-to-day operations of the Company and provides personnel and office space. As amended, effective October 1, 1996, the Company pays the Manager an annual base management fee based on average shareholders' equity adjusted for liabilities that are not incurred to finance assets ("average net invested assets" as defined in the Management Agreement), in the amount of 1.10% on the first $300 million of average shareholders' equity and 0.80% on average shareholders' equity above $300 million, payable monthly in arrears. The Manager is also entitled to earn quarterly performance-based Incentive Compensation in an amount equal to 20% of the Company's annualized taxable income, before performance-based Incentive Compensation, above an annualized return on equity equal to the ten-year U.S. Treasury Rate plus 1%. The Company believes that this organizational structure and compensation arrangement benefits shareholders because it ties management compensation to return on equity and, in periods of low earnings, the Manager's compensation is reduced, thereby lowering the Company's operating expenses.

RECENT DEVELOPMENTS

  Summary of Operations for the Nine Months ended September 30, 1996

     For the nine month period ended September 30, 1996, the Company reported net income of $18,328,000, or $1.27 per share based on a weighted average of 14,425,873 common shares outstanding, as compared to $5,869,000 or $0.50 per share based on a weighted average of 11,867,693 common shares outstanding for the nine month period ended September 30, 1995. Net interest income for the nine-month period ended

September 30, 1996, totaled $21,368,000 as compared to $8,037,000 for the same period in 1995. The primary reasons for the increase in the Company's net interest income for the nine month period ended September 30, 1996, as compared to the same period in 1995, were the combined effect of an increase in the yield on the Company's portfolio of ARM securities and a decrease in the Company's cost of funds, as well as the increased size of the Company's portfolio.

     Over the nine month period ended September 30, 1996, the Company's portfolio had an average yield of 6.41% and an average cost of funds of 5.66% as compared to a portfolio yield of 6.20%, and a cost of funds of 6.20% for the same period in 1995. The net interest margin averaged 1.26% for the first nine months of 1996 as compared to 0.59% for the same period in 1995. The net interest margin is computed by dividing the annualized net interest income by the average daily balance of interest earning assets, and includes the positive effect of interest income on equity capital invested in ARM securities. During 1996, the net interest margin improved from 1.11% for the month of December 31, 1995 to 1.32% for the month of September 30, 1996. Expenses averaged 0.20% of assets for the nine months ended September 30, 1996, as compared to 0.11% of assets for the same period in 1995, primarily as a result of the improvement in return on equity, which was high enough to allow the Manager to receive performance-based Incentive Compensation. Return on equity, which is calculated based on the historical cost of equity for the period, averaged 11.42%.

     Since December 31, 1995, the Company's portfolio of ARM securities grew by 28%, from $1.995 billion to $2.558 billion at September 30, 1996. During the same period, equity capital, when measured on a historical cost basis, increased from $182,312,000 to $236,371,000.

  Summary of Operations for the Three Months and Year ended December 31, 1996

     During the fourth quarter of 1996, the Company reported net income of $7,409,000, or $0.46 per share compared to $4,584,000, or $0.38 per share for the fourth quarter of 1995. The fourth quarter's net income and earnings per share increased by 62% and 21%, respectively over the fourth quarter of 1995. The earnings improvement was due primarily to an increase in the net interest margin to 1.37% as compared to 1.11% during the fourth quarter of 1995.

     For the year ended December 31, 1996, the Company's net income totaled $25,737,000, or $1.73 per share, as compared to $10,452,000, or $0.88 per share for the year ended December 31, 1995. On a year over year comparison, the Company's earnings improved by 146% and earnings per share improved by 96%.

     The yield on the portfolio at December 31, 1996, was 6.64% as compared to 6.73% at December 31, 1995. The yield includes the impact of the amortization of applicable premiums and discounts, the cost of hedging and the amortization of the deferred gains from hedging activity. The decline in the current yield on the portfolio was due primarily to the decline in short term interest rates that occurred over the course of the year.

     The decline in the yield on the Company's ARM securities portfolio was more than offset by a decline in the Company's cost of funds from the fourth quarter of 1995. At December 31, 1996, the Company's cost of funds was 5.72% as compared to 6.05% at December 31, 1995. As a consequence, the Company's net interest margin improved during the fourth quarter of 1996 as compared to the fourth quarter of 1995.

     As of December 31, 1996, the Company's ARM securities portfolio increased to $2.728 billion from $1.995 billion at December 31, 1995. During the same period, total assets increased to $2.755 billion from $2.018 billion, and equity capital, when measured on a historical cost basis, increased from $182,312,000 to $238,005,000.

     On December 18, 1996, the Company increased its quarterly dividend to $0.45 per share from $0.40 per share. The dividend will be paid on January 10, 1997 to shareholders of record at December 31, 1996. This dividend represents an 18% increase over the $0.38 per share dividend paid for the quarter ended December 31, 1995, and a 13% increase over the $0.40 per share dividend paid for the quarter ended September 30, 1996.

  Other Matters

     Mr. Owen M. Lopez, 55, was elected to the Board of Directors on December 18, 1996, to fill a vacancy on the Board. Mr. Lopez is the Executive Director of the McCune Charitable Foundation in Santa Fe, New Mexico. Mr. Lopez was formerly a practicing attorney and the managing partner of the Hinkle Law Firm in Santa Fe, New Mexico. Mr. Lopez is a graduate of Stanford University and received his J.D. degree from Notre Dame University.

     On September 18, 1996, the Board of Directors of the Company completed a study of the management fees and expenses of comparable companies. The study indicated that the total management fees and other operating expenses of the Company were below the level of the comparable companies, whether the other companies were self-managed or externally managed. As a result of the study, the unaffiliated directors increased the base management fee payable to the Manager and lowered the performance-based Incentive Compensation under the Management Agreement. See "Management." These changes took effect October 1, 1996 and are not expected to result in a significant change in the total fee paid to the Manager under present circumstances.

     The following summary of unaudited quarterly financial data illustrates the Company's operating trends at and for the six quarters identified below.

                      SUMMARY OF QUARTERLY FINANCIAL DATA

                                    SEPTEMBER 30,     JUNE 30,      MARCH 31,    DECEMBER 31,   SEPTEMBER 30,     JUNE 30,
                                        1996            1996           1996          1995           1995            1995
                                    -------------   -------------   ----------   ------------   -------------   ------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net interest income.............    $    7,952     $     7,225    $    6,190    $    5,460      $    4,421      $    2,457
  Net income......................         7,028           6,169         5,131         4,584           3,833           1,993
  Earnings per share..............    $     0.44     $      0.42    $     0.42    $     0.38      $     0.33      $     0.17
  Dividends per share(1)..........          0.40            0.40          0.40          0.38            0.25            0.15
BALANCE SHEET DATA:
  ARM securities..................    $2,557,903     $ 2,140,280    $2,012,151    $1,995,287      $1,938,386      $1,815,226
  Reverse repurchase agreements...     2,327,773       2,190,096     1,827,284     1,780,854       1,772,532       1,653,926
  Term reverse repurchase
    agreements(2).................     1,147,186       1,159,461       845,221       829,127         845,170         564,385
  Shareholders' equity(3).........       236,371         233,805       185,238       182,312         179,604         178,366
  Equity-to-assets ratio(3).......          9.09%           9.51%         9.02%         8.94%           9.06%           9.58%
  Book value per share(3).........    $    14.68     $     14.67    $    14.90    $    14.95      $    15.02      $    15.01
SELECTED RATIOS:
  Net interest margin(4)..........          1.27%           1.29%         1.22%         1.11%           0.95%           0.54%
  Return on average assets(3).....          1.11%           1.09%         1.00%         0.92%           0.82%           0.44%
  Return on average equity(3).....         11.86%          11.22%        11.08%        10.03%           8.54%           4.47%
  Operating expense as%  of
    average assets(5).............          0.20%           0.19%         0.21%         0.19%           0.13%           0.10%
SELECTED AVERAGE PORTFOLIO DATA:
  Current coupon..................          7.31%           7.28%         7.48%         7.42%           7.24%           6.77%
  Fully indexed coupon(6).........          7.80%           7.83%         7.56%         7.51%           7.93%           7.94%
  Quarter-end yield(7)............          6.51%           6.43%         6.49%         6.73%           6.66%           6.37%
  Prepayment rate (CPR)...........            23%             31%           32%           26%             22%              9%
  Life cap........................         11.36%          11.24%        10.91%        10.73%          10.63%          10.44%
  Days to repricing...............           122             117            93            90             101              99
SELECTED AVERAGE BORROWING DATA:
  Reverse repurchase rate.........          5.65%           5.57%         5.57%         5.90%           5.90%           6.19%
  Reverse repurchase -- days to
    repricing(8)..................            74              52            37            47              59              88
  Total borrowings -- days to
    repricing(8)..................            81              61            49            61              75             107
  Overcollateralization required
    by lenders....................          4.58%           5.06%         5.38%         7.57%           5.35%           6.16%
  Ratio of term reverses to total
    reverses(2)...................            49%             53%           46%           47%             48%             34%
SELECTED CAP AGREEMENT DATA:
  Cap notional amount.............    $1,887,800      $1,935,500    $1,773,700    $1,461,800      $1,504,100      $1,484,400
  Average strike price............          9.66%           9.65%         9.44%         9.09%           9.08%           9.07%
  Average term to maturity (in
    years)........................           3.3             3.6           3.9           4.3             4.6             4.9

---------------
(1) On December 18, 1996, the Company declared a dividend of $0.45 per share payable on January 10, 1997 to Common Stock shareholders of record on December 31, 1996.
(2) Term reverse repurchase agreements are reverse repurchase agreements that are contractually committed for periods of three months to two years and have at least one repricing during the term.
(3) Excludes unrealized loss on available-for-sale securities of $18,091, $19,496, $19,825, $21,835, $22,222, and $24,984 at September 30, 1996, June
    30, 1996, March 31, 1996, December 31, 1995, September 30, 1995, and June
    30, 1995, respectively.
(4) The net interest margin is computed by dividing the respective quarter's annualized net interest income by the average daily balance of interest earning assets.
(5) Operating expense as a percent of average assets increases during periods in which the Manager qualifies for performance-based Incentive Compensation payments. See "Management."
(6) Based on index values at the end of each quarter.
(7) Includes the impact of amortization of premiums and discount, cost of hedging and deferred gains from hedging.
(8) Includes the effect of interest rate swaps.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors should be carefully considered in the evaluating the Company and its business before purchasing any of the shares of Preferred Stock offered hereby. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to future events or the future financial performance of the Company, and prospective investors are cautioned that the Company's actual results could differ materially from those set forth in the forward-looking statements. Prospective investors should specifically consider the various factors identified in this Prospectus Supplement and the accompanying Prospectus which could cause actual results to differ, including those discussed in this section.

RISK OF DRAMATIC INCREASES IN SHORT-TERM INTEREST RATES

     The results of the Company's operations depend on, among other things, the level of net interest income generated by the Company's ARM securities portfolio. The Company's net interest income will vary primarily as a result of changes in short-term interest rates, borrowing costs and prepayment rates. Such changes are affected by various factors, many of which are beyond the control of the Company. Although the Company only acquires ARM securities with borrowed funds that have interest rates based on indexes and repricing terms similar to the interest rate indexes and repricing terms of the ARM securities, the interest rate indexes and repricing terms will not be identical. During periods of rising short-term interest rates, particularly during periods when short-term interest rates increase by more than 1% per six month period of time, the interest rate mismatch or periodic caps that limit the increase in the interest rate on the ARM securities portfolio to a maximum of 1% per six month period or 2% per year, could negatively impact the Company's net interest income, net income and the payment of the dividend on the Preferred Stock.

PREPAYMENT RISKS ON ARM SECURITIES; REINVESTMENT RISK

     Mortgage prepayment rates vary from time to time and may cause the yield on the Company's ARM securities to change, which would affect the Company's net cash flow. Mortgage prepayments generally increase when current fixed mortgage interest rates fall relative to the interest rates on ARM loans. Currently, a significant amount of the Company's ARM securities portfolio was purchased at a price greater than par. The Company is amortizing the premium paid for such ARM securities over the expected remaining life of such securities, using the level yield method of accounting. To the extent that there is an increase in prepayment rates resulting in a shortening of the expected life of the ARM securities, the Company's net interest income and the payment of the dividend on the Preferred Stock could be adversely affected.

     The Company competes with other mortgage REITs, investment banking firms, savings and loans, banks, mortgage bankers, insurance companies, mutual funds, other lenders, FNMA, FHLMC and other entities who also purchase ARM securities, many of which have greater financial resources than the Company. During periods of rising prepayments on ARM securities, the Company will need to increase its purchases of ARM securities in order to maintain the current level of its ARM securities portfolio. Increased prepayment activity typically occurs in interest rate environments where the interest rate of fixed rate mortgages are comparable to or are below fully margined ARMs or during periods of falling interest rates. During such periods, the origination of ARMs also tends to decline, making it more difficult for the Company to find attractive reinvestment opportunities. If the Company were not successful in acquiring new ARM securities for its portfolio on suitable terms, there could be an adverse affect on the Company's interest income, net income and the payment of the dividend on the Preferred Stock.

RISK OF DECLINE IN MARKET VALUE OF ARM SECURITIES; MARGIN CALLS

     The Company employs a "leveraging" strategy of increasing the size of its ARM securities portfolio by borrowing against its existing ARM securities to acquire additional ARM securities. By leveraging its ARM securities, the Company expects that its equity-to-assets ratio, when measured on a historical cost basis, will be between 8% and 10% and as an operating policy shall in no event be less than 8% on a historical cost basis.

Since the borrowings incurred by the Company are primarily collateralized borrowings based on the current market value of the Company's ARM securities, a decline in the market value of such ARM securities due to rising interest rates, a Rating Agency downgrade or other factors could limit the Company's ability to borrow or require the Company to sell assets, possibly at losses under adverse market conditions, in order to maintain liquidity.

CERTAIN RISKS IN ACQUIRING, ACCUMULATING AND SECURITIZING ARM LOANS

     The Company bears the risk of loss on any ARM loans it purchases in the secondary market or otherwise. In the future, the Company may acquire ARM loans which are not credit enhanced or which do not have the backing of FNMA or FHMLC with the intention of securitizing such loans into High Quality assets. Accordingly, during the time it accumulates such ARM loans, the Company will be subject to risks of borrower default, bankruptcy and special hazard losses (such as those occurring from earthquakes). In the event of a default on any such loans held by the Company, the Company would bear the loss of principal between the value of the mortgaged property and the outstanding indebtedness, as well as the loss of interest.

     The Company intends to securitize the ARM loans it acquires to achieve better financing rates and increase its portfolio yield. The Company expects to retain a limited amount of credit risk, up to approximately 3% of the original principal balance of any loans securitized, in order to facilitate the creation of High Quality ARM securities for its portfolio.

RISK OF FLUCTUATION IN MARKET PRICE OF PREFERRED STOCK

     The market price of the Company's shares of Preferred Stock will likely be affected by any change in the relationship between the dividend yield on the Company's Preferred Stock and prevailing market interest rates as well as by changes in the market price in the Common Stock into which the Preferred Stock may be converted. In periods of high interest rates, the dividend yield on the Preferred Stock may be less attractive compared with alternative investments, which could negatively impact the price of the Preferred Stock.

RATING RISK

     The Company has not sought to obtain a rating for the Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Preferred Stock or Common Stock of the Company. In addition, the Company may elect in the future to obtain a rating of the Preferred Stock which could adversely impact the market price of the Preferred Stock or Common Stock of the Company. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Preferred Stock or Common Stock of the Company.

DEPENDENCE ON THE MANAGER

     The Company is wholly dependent for the selection, structuring and monitoring of its mortgage assets and associated borrowings on the diligence and skill of the officers and employees of the Manager. The Manager is in turn dependent upon the contribution of its executive officers, many of whom would be difficult to replace.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange composite tape and the cash dividends declared per share of Common
Stock:

                                                                               CASH
                                                     PRICE PER SHARE        DIVIDENDS
                                                     ---------------         DECLARED
                                                     HIGH       LOW      PER COMMON SHARE
                                                     -------   -------   ----------------
        1997
          First Quarter (through January 20, 1997).  $21 1/4   $19 1/2             --(1)

        1996
          Fourth Quarter...........................  $21 1/2   $16 1/8          $0.45
          Third Quarter............................   17 5/8    14 7/8           0.40
          Second Quarter...........................   17        14 1/8           0.40
          First Quarter............................   16 5/8    14 1/8           0.40

        1995
          Fourth Quarter...........................  $15 7/8   $14 1/8          $0.38
          Third Quarter............................   15 1/2    13               0.25
          Second Quarter...........................   14 7/8     8 1/4           0.15
          First Quarter............................   10         7 3/8           0.15

---------------

(1) As of the date of this Prospectus Supplement, the Company has not yet declared a dividend for the first quarter of 1997.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996, and as adjusted to give effect to the issuance of the shares of Preferred Stock and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                         SEPTEMBER 30, 1996
                                                                    -----------------------------
                                                                      ACTUAL       AS ADJUSTED(1)
                                                                    ----------     --------------
                                                                       (DOLLARS IN THOUSANDS)
TOTAL DEBT:
  Reverse repurchase agreements...................................  $2,327,773       $2,327,773
  Other borrowings................................................      15,390           15,390
                                                                    ----------       ----------
          Total debt..............................................   2,343,163        2,343,163
SHAREHOLDERS' EQUITY:
  Preferred Stock: par value $0.01 per share, 2,760,000 shares authorized; Series A 9.68% Cumulative Convertible Preferred
     Stock $25.00 per share liquidation value, 2,400,000 shares
     issued and outstanding as adjusted...........................  $       --       $       24
  Common Stock: par value $0.01 per share, 47,240,000 shares
     authorized; 16,098,671 issued and outstanding................         161              161
  Additional paid-in-capital......................................     231,228          288,470
  Available-for-sale securities:
  Net unrealized loss.............................................     (18,091)         (18,091)
  Realized deferred hedging gain..................................       4,967            4,967
  Retained earnings...............................................          15               15
                                                                    ----------       ----------
          Total shareholders' equity..............................     218,280          275,546
                                                                    ----------       ----------
               Total capitalization...............................  $2,561,443       $2,618,709
                                                                    ==========       ==========

---------------

(1) Assumes estimated net proceeds from the sale of Preferred Stock of approximately $57,266 (after deducting expenses estimated at $184). Does not include up to 360,000 shares subject to the Underwriters' over-allotment option for the Preferred Stock or the application of the proceeds from the sale thereof. See "Underwriting."

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited financial statements of the Company at and for the years ended December 31, 1995, 1994 and 1993 and from the unaudited financial information at and for the nine months ended September 30, 1996 and 1995. The data should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and the Quarterly Report on Form 10-Q for the nine months ended September 30, 1996 which are incorporated herein by reference. The results for the nine months ended September 30, 1996, as reported, are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                        --------------------------    -----------------------------------------
                                           1996           1995           1995           1994          1993(1)
                                        -----------    -----------    -----------    -----------    -----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Interest income.....................  $   108,556    $    84,057    $   116,617    $    84,798    $    12,168
                                        -----------    -----------    -----------    -----------    -----------
  Interest expense....................       87,188         76,020        103,121         71,743          9,011
                                        -----------    -----------    -----------    -----------    -----------
  Net interest income.................       21,368          8,037         13,496         13,055          3,157
  Gain (loss) on sale of ARM
    securities........................          333           (617)          (568)           863             --
                                        -----------    -----------    -----------    -----------    -----------
  General and administrative
    expenses..........................        3,373          1,551          2,476          1,972            585
                                        -----------    -----------    -----------    -----------    -----------
         Net income...................  $    18,328    $     5,869    $    10,452    $    11,946    $     2,572
                                        ===========    ===========    ===========    ===========    ===========
PER COMMON SHARE DATA:
  Net income per share................  $      1.27    $      0.50    $      0.88    $      1.02    $      0.36
  Net distributable income per
    share.............................         1.25           0.55           0.92           1.02           0.36
  Dividends declared per share(2).....         1.20           0.55           0.93           1.00           0.29
  Average number of shares
    outstanding.......................   14,425,873     11,867,693     11,926,996     11,758,810      7,173,745
  Book value per share(3).............  $     14.68    $     15.02    $     14.95    $     15.29    $     14.50
  Number of shares outstanding........   16,098,671     11,954,551     12,190,712     11,772,951     11,748,331
BALANCE SHEET DATA:
  ARM securities......................  $ 2,557,903    $ 1,938,386    $ 1,995,287    $ 1,727,469    $ 1,320,169
  Other assets........................       24,613         21,109         22,698         24,363         44,260
                                        -----------    -----------    -----------    -----------    -----------
         Total assets.................  $ 2,582,516    $ 1,959,495    $ 2,017,985    $ 1,751,832    $ 1,364,429
                                        ===========    ===========    ===========    ===========    ===========
  Reverse repurchase agreements.......  $ 2,327,773    $ 1,772,532    $ 1,780,854    $ 1,601,934    $ 1,186,140
  Other liabilities...................       36,463         29,581         76,654         29,915          7,963
                                        -----------    -----------    -----------    -----------    -----------
         Total liabilities............  $ 2,364,236    $ 1,802,113    $ 1,857,508    $ 1,631,849    $ 1,194,103
                                        ===========    ===========    ===========    ===========    ===========
           Shareholders' equity(3)....  $   236,371    $   179,604    $   182,312    $   180,035    $   170,326
                                        ===========    ===========    ===========    ===========    ===========
  Equity-to-assets ratio(3)...........        9.09%          9.06%          8.94%          9.94%         12.48%
SELECTED RATIOS AND DATA:
  Net interest margin(4)..............        1.26%          0.59%          0.73%          0.73%          1.00%
  Return on average assets(3).........        1.07%          0.43%          0.56%          0.66%          0.82%
  Return on average equity(3).........       11.42%          4.37%          5.81%          6.94%          5.04%
  Operating expense as   % of average
    assets(5).........................        0.20%          0.11%          0.13%          0.11%          0.18%

---------------
(1) The Company commenced operations on June 25, 1993.
(2) On December 18, 1996, the Company declared a dividend of $0.45 per share payable on January 10, 1997 to Common Stock shareholders of record on December 31, 1996.
(3) Excludes the unrealized loss on available-for-sale securities of $18,091 and $22,222 at September 30, 1996 and 1995 and $21,835 and $60,052 at December
    31, 1995 and 1994, respectively.
(4) The net interest margin is computed by dividing the respective quarter's annualized net interest income by the average daily balance of interest earning assets.
(5) Operating expense as a percent of average assets increases during periods in which the Manager qualifies for performance-based Incentive Compensation payments. See "Management."

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares, $0.01 par value (the "Capital Stock"). All of such shares of Capital Stock were initially classified as Common Stock. The Articles of Incorporation authorize the Board of Directors to reclassify any of the unissued shares of authorized Common Stock into a different class or classes of stock.

     Prior to the close of this Offering, Articles Supplementary will be filed to divide and classify shares of the Capital Stock into 47,240,000 authorized shares of Common Stock and 2,760,000 authorized shares of Preferred Stock. Additional preferred stock may be issued from time to time in one or more classes or series, with such distinctive designations, rights and preferences as shall be determined by the Board of Directors, subject to the Articles of Incorporation, the Articles Supplementary and applicable laws. Additional classes or series of preferred stock would be available for possible future financing of, or acquisitions by, the Company and for general corporate purposes without any legal requirement that further shareholder authorization for issuance be obtained. The issuance of additional classes or series of preferred stock could have the effect of making an attempt to gain control of the Company more difficult by means of a merger, tender offer, proxy contest or otherwise. Additional classes or series of preferred stock, if issued, could have similar rights as to dividend payments which could affect the ability of the Company to make dividend distributions to the holders of the Preferred Stock.

     The following summary of the rights of the Preferred Stock is qualified in its entirety by reference to the Company's Articles of Incorporation and Articles Supplementary, copies of which have been filed with the Commission and incorporated by reference as part of this Prospectus Supplement and the accompanying Prospectus.

PREFERRED STOCK

  General

     When issued and delivered against payment pursuant to the Underwriting Agreement between the Company and the Underwriters, the Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Preferred Stock will have no preemptive rights with respect to any shares of Capital Stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Preferred Stock will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Preferred Stock. Unless converted into shares of Common Stock or redeemed by the Company, the Preferred Stock will have a perpetual term, with no maturity. The Preferred Stock has been approved for listing on the NYSE under the symbol "TMAPrA."

  Definitions

     For purposes of the description of the terms of the Preferred Stock as provided in this Prospectus Supplement, the following terms shall have the meanings indicated:

          "Act" shall mean the Securities Act of 1933, as amended.

          "affiliate" of a person means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

          "Board of Directors" shall mean the Board of Directors of the Company or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Preferred Stock.

          "Business Day" shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

          "Call Date" shall have the meaning set forth under "Redemption at the Option of the Company" below.

          "Common Stock" shall mean the common stock, $.01 par value per share, of the Company or such shares of the Company's capital stock into which outstanding shares of Common Stock shall be reclassified.

          "Conversion Price" shall mean the conversion price per share of Common Stock for which each share of Preferred Stock is convertible, as such Conversion Price may be adjusted as described under "Conversion" below. The initial Conversion Price shall be $25.00 (equivalent to an initial conversion rate of one share of Common Stock for each share of Preferred Stock).

          "Current Market Price" of publicly traded shares of Common Stock of the Company or of any similar security of any other issuer for any day shall mean the closing price, regular way on such day, on the New York Stock Exchange ("NYSE").

          "Distribution" shall have the meaning set forth under "Conversion" below.

          "Dividend Payment Date" shall mean, with respect to each Dividend Period, the tenth (10th) day of January, April, July and October in each year, commencing with April 10, 1997, with respect to the period commencing on the Issue Date and ending March 31, 1997; provided, however, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately following such Dividend Payment Date.

          "Dividend Periods" shall mean quarterly dividend periods commencing on January 1, April 1, July 1, and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Issue Date and end on and include March 31, 1997).

          "Fair Market Value" shall mean the average of the daily Current Market Prices of a share of Common Stock during five (5) consecutive Trading Days selected by the Company commencing not more than twenty (20) Trading Days before, and ending not later than, the earlier of the day in question and the day before the "ex" date with respect to the issuance or distribution requiring such computation. The term "ex" date, when used with respect to any issuance or distribution, means the first day on which the shares of Common Stock trade regular way, without the right to receive such issuance or distribution, on the exchange or in the market, as the case may be, used to determine that day's Current Market Price.

          "Incentive Compensation" shall mean the performance-based Incentive Compensation component of the management compensation payable to Thornburg Mortgage Advisory Corporation (the "Manager") under the Management Agreement.

          "Issue Date" shall mean January 24, 1997.

          "Junior Stock" shall have the meaning set forth under "Ranking" below.

          "Management Agreement" shall mean the Management Agreement, as amended, in effect between the Company and the Manager providing for, among other things, the management and administration of the Company by the Manager.

          "NYSE" shall mean the New York Stock Exchange.

          "Parity Stock" shall have the meaning set forth under "Ranking" below.

          "Person" shall mean any individual, firm, partnership, corporation or other entity and shall include any successor (by merger or otherwise) of such entity.

          "Press Release" shall have the meaning set forth under "Redemption at the Option of the Company" below.

          "set aside for payment" shall be deemed to include, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Company; provided, however, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then "set aside for payment" with respect to the Preferred Stock shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

          "Trading Day", as to any securities, shall mean any day on which such securities are traded on the NYSE.

          "Transaction" shall have the meaning set forth under "Conversion" below.

          "Transfer Agent" means State Street Bank & Trust Company, or such other transfer agent as may be designated by the Board of Directors or their designee as the transfer agent for the Preferred Stock.

          "Voting Preferred Stock" shall have the meaning set forth under "Voting Rights" below.

  Ranking

     Any class or series of Capital Stock of the Company shall be deemed to rank:

          (a) prior or senior to the Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Preferred Stock (provided that the authoritization or creation of, or the increase in the authorized amount of, any prior or senior class shall require the approval of the holders of two-thirds of the Preferred Stock);

          (b) on a parity with the Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Preferred Stock, if the holders of such class of stock or class and the Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued but unpaid dividends per share or liquidation preferences, without preferences or priority one over the other ("Parity Stock"); and

          (c) junior to the Preferred Stock, as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, if such stock or series shall be Common Stock or if the holders of Preferred Stock shall be entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of shares of such class or series ("Junior Stock").

  Dividends

     The holders of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available for that purpose, cumulative dividends payable in cash in an amount per share of Preferred Stock equal to the greater of (i) the base dividend of $0.605 per quarter (the "Base Rate") or (ii) the cash dividends declared on the number of shares of Common Stock, or portion thereof, into which a share of Preferred Stock is convertible. The initial Dividend Period shall commence on the Issue Date and end on March 31, 1997. The dividends payable with respect to the portion of the initial Dividend Period commencing on the Issue Date and ending on March 31, 1997, shall be determined solely by reference to the Base Rate. The amount referred to in clause (ii) above with respect to each Dividend Period shall be determined as of the applicable Dividend Payment Date by multiplying the number of shares of Common

Stock, or portion thereof calculated to the fourth decimal point, into which a share of Preferred Stock would be convertible at the opening of business on such Dividend Payment Date (based on the Conversion Price then in effect) by the aggregate cash dividends payable or paid for such Dividend Period in respect of a share of Common Stock outstanding as of the record date for the payment of dividends on the Common Stock with respect to such Dividend Period or, if different, with respect to the most recent quarterly period for which dividends with respect to the Common Stock have been declared. Such dividends shall be cumulative from the Issue Date, whether or not in any Dividend Period or Periods such dividends shall be declared or there shall be funds of the Company legally available for the payment of such dividends, and shall be payable quarterly in arrears on the Dividend Payment Dates, commencing on the first Dividend Payment Date after the Issue Date. Each such dividend shall be payable in arrears to the holders of record of the Preferred Stock, as they appear on the stock records of the Company at the close of business on a record date fixed by the Board of Directors which shall be not more than 60 days prior to the applicable Dividend Payment Date and, within such 60-day period, shall be the same date as the record date for the regular quarterly dividend payable with respect to the Common Stock for the Dividend Period to which such Dividend Payment Date relates (or, if there is no such record date for such Common Stock, then such date as the Board of Directors may fix). Accumulated, accrued but unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date, which date shall not precede by more than 45 days the payment date thereof, as may be fixed by the Board of Directors.

     Upon a final administrative determination by the Internal Revenue Service that the Company does not qualify as a real estate investment trust in accordance with Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"), the Base Rate will be increased to $0.6375 until such time as the Company regains its status as a real estate investment trust; provided, however, that if the Company contests its loss of real estate investment trust status in Federal Court, following its receipt of any opinion of nationally recognized tax counsel to the effect that there is a reasonable basis to contest such loss of status, the Base Rate shall not be increased during the pendency of such judicial proceeding; provided further, however, that upon a final judicial determination in Federal Tax Court, Federal District Court or the Federal Claims Court that the Company does not qualify as a real estate investment trust, the Base Rate will be increased as stated above.

     The amount of dividends payable per share of Preferred Stock for the portion of the initial Dividend Period commencing on the Issue Date and ending and including March 31, 1997, or any other period shorter than a full Dividend Period, shall be computed ratably on the basis of twelve 30-day months and a 360-day year. Holders of Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of cumulative dividends, as herein provided, on the Preferred Stock. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Preferred Stock that may be in arrears.

     So long as any of the shares of Preferred Stock are outstanding, except as described in the immediately following sentence, no dividends shall be declared or paid or set aside for payment by the Company, no Incentive Compensation payments shall be made under the Management Agreement and no other distribution of cash or other property shall be declared or made directly or indirectly by the Company with respect to any class or series of Parity Stock for any period unless dividends equal to the full amount of accumulated, accrued but unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set aside for such payment on the Preferred Stock for all Dividend Periods terminating on or prior to the Dividend Payment Date with respect to such class or series of Parity Stock. When dividends are not paid in full or a sum sufficient for such payment is not set aside, as aforesaid, all dividends declared upon the Preferred Stock and all dividends declared upon any other class or series of Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued but unpaid on the Preferred Stock and accumulated, accrued but unpaid on such Parity Stock.

     So long as any of the shares of Preferred Stock are outstanding, no dividends (other than dividends or distributions paid in shares of or options, warrants or rights to subscribe for or purchase shares of Junior Stock) shall be declared or paid or set aside for payment by the Company, no Incentive Compensation shall be paid under the Management Agreement and no other distribution of cash or other property shall be declared or made directly or indirectly by the Company with respect to any shares of Junior Stock, nor shall any shares of Junior Stock be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any subsidiary) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) directly or indirectly by the Company (except by conversion into or exchange for Junior Stock), nor shall any other cash or other property otherwise be paid or distributed to or for the benefit of any holder of shares of Junior Stock in respect thereof, directly or indirectly, by the Company unless in each case (i) the full cumulative dividends (including all accumulated, accrued but unpaid dividends) on all outstanding shares of Preferred Stock and any other Parity Stock of the Company shall have been paid or such dividends have been declared and set aside for payment for all past Dividend Periods with respect to the Preferred Stock and all past Dividend Periods with respect to such Parity Stock and (ii) sufficient funds shall have been paid or set aside for the payment of the full dividend for the current Dividend Period with respect to the Preferred Stock and the current Dividend Period with respect to such Parity Stock.

  Redemption at the Option of the Company

     Shares of Preferred Stock shall not be redeemable by the Company prior to December 31, 1999. On and after December 31, 1999, the Company, at its option, may redeem shares of Preferred Stock, in whole or from time to time in part, subject to the provisions described below:

          (i) Shares of Preferred Stock may be redeemed, in whole or in part, at the option of the Company, at any time on or after December 31, 1999 by issuing and delivering to each holder for each share of Preferred Stock to be redeemed such number of authorized but previously unissued shares of Common Stock as equals the Liquidation Preference (as defined below)(excluding any accumulated, accrued but unpaid dividends which are to be paid in cash as provided below) per share of Preferred Stock divided by the Conversion Price as in effect as of the opening of business on the Call Date (as defined below); provided, however, that the Company may redeem shares of Preferred Stock pursuant to this provision only if for twenty
     (20) Trading Days, within any period of thirty (30) consecutive Trading Days, including the last Trading Day of such 30-day Trading Day period, the Current Market Price of the Common Stock on each of such 20 Trading Days equals or exceeds the Conversion Price in effect on such Trading Day. In order to exercise its redemption option pursuant to this provision, the Company must issue a press release announcing the redemption (the "Press Release") prior to the opening of business on the second Trading Day after the condition in the preceding sentence has, from time to time, been satisfied. The Company may not issue a Press Release prior to November 30, 1999. The Press Release shall announce the redemption and set forth the number of shares of Preferred Stock that the Company intends to redeem.

          (ii) Shares of Preferred Stock may also be redeemed, in whole or in part, at the option of the Company at any time on or after December 31, 1999 out of funds legally available therefor at a redemption price payable in cash equal to $25.00 per share of Preferred Stock (plus all accumulated, accrued but unpaid dividends as provided below).

     In the event of a redemption pursuant to paragraph (i) above, the Company shall pay in cash all accumulated, accrued but unpaid dividends for all Dividend Periods ending prior to the Dividend Period in which the redemption occurs; but no dividend shall accrue or be payable on the Preferred Stock to be redeemed for the Dividend Period in which the redemption occurs unless the Call Date is after the record date for the dividend payable on the Common Stock for such Dividend Period in which event each holder of Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares for the full Dividend Period on the corresponding Dividend Payment Date notwithstanding the redemption of such shares prior to such Dividend Payment Date and prior to the end of the Dividend Period. In the event of a redemption pursuant to paragraph (ii) above, the Company shall pay in cash all accumulated, accrued but unpaid dividends for all Dividend Periods ending prior to the Dividend Period in which the redemption occurs, plus the dividend (determined by reference to the Base Rate if the Call Date precedes the date which the dividend on the Common Stock is declared for such Dividend Period) accrued from the beginning of the Dividend Period in which the redemption occurs and ending on the Call Date, provided, however, that if such Call Date is after the record date for such Dividend Period, each holder of Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares for the full Dividend Period on the corresponding Dividend Payment Date notwithstanding the redemption of such shares prior to such Dividend Payment Date and prior to the end of the Dividend Period. Except as provided above, the Company shall make no payment or allowance for accumulated or accrued dividends on shares of Preferred Stock called for redemption or on the shares of Common Stock issued upon such redemption.

     Shares of Preferred Stock shall be redeemed by the Company on the date specified in the required notice to holders (the "Call Date"). The Call Date shall be selected by the Company, shall be specified in the notice of redemption and shall be not less than 30 days nor more than 60 days after (i) the date on which the Company issued the Press Release, if such redemption is pursuant to paragraph (i) above, and (ii) the date notice of redemption is sent by the Company, if such redemption is pursuant to paragraph (ii) above.

     If full cumulative dividends on all outstanding shares of Preferred Stock and any other class or series of Parity Stock of the Company have not been paid or declared and set aside for payment, no shares of Preferred Stock may be redeemed unless all outstanding shares of Preferred Stock are simultaneously redeemed and neither the Company nor any affiliate of the Company may purchase or acquire shares of Preferred Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of shares of Preferred Stock.

     If the Company shall redeem shares of Preferred Stock, notice of such redemption shall be given to each holder of record of the shares to be redeemed and, if such redemption is pursuant to paragraph (i) above, such notice shall be given not more than ten (10) Business Days after the date on which the Company issues the Press Release. Such notice shall be provided by first class mail, postage prepaid, at such holder's address as the same appears on the stock records of the Company, or by publication in The Wall Street Journal or The New York Times, or if neither such newspaper is then being published, any other daily newspaper of national circulation not less than 30 nor more than 60 days prior to the Call Date. If the Company elects to provide such notice by publication, it shall also promptly mail notice of such redemption to the holders of the shares of Preferred Stock to be redeemed. Neither the failure to mail any required notice, nor any defect therein or in the mailing thereof to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each mailed or published notice shall state, as appropriate: (1) the Call Date; (2) the number of shares of Preferred Stock to be redeemed and, if fewer than all such shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) whether redemption will be for shares of Common Stock pursuant to paragraph (i) above or for cash pursuant to paragraph (ii) above, and, if redemption will be for Common Stock, the number of shares of Common Stock to be issued with respect to each share of Preferred Stock to be redeemed; (4) the place or places at which certificates for such shares are to be surrendered for certificates representing shares of Common Stock; and (5) the then-current Conversion Price. Notice having been published or mailed as aforesaid, from and after the Call Date (unless the Company shall fail to issue and make available the number of shares of Common Stock and/or amount of cash necessary to effect such redemption), (i) except as otherwise provided herein, dividends on the shares of Preferred Stock so called for redemption shall cease to accumulate or accrue on the shares of Preferred Stock called for redemption (except that, in the case of a Call Date after a dividend record date and prior to the related Dividend Payment Date, holders of Preferred Stock on the dividend record date will be entitled on such Dividend Payment Date to receive the dividend payable on such shares), (ii) said shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of Preferred Stock of the Company shall cease (except the rights to receive the shares of Common Stock and/or cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon). The Company's obligation to provide shares of Common Stock and/or cash in accordance with the preceding sentence shall be deemed fulfilled if, on or before the Call Date, the Company shall deposit with a bank or trust company (which may be an affiliate of the Company) that has, or is an affiliate of a bank or trust company that has, a capital and surplus of at least $50,000,000, such number of shares of Common Stock and such amount of cash as is necessary for such redemption, in trust, with irrevocable instructions that such shares of Common Stock and/or cash be applied to the redemption of shares of Preferred Stock so called for redemption. In the case of any redemption pursuant to paragraph (i) above, at the close of business on the Call Date, each holder of shares of Preferred Stock to be redeemed (unless the Company defaults in the delivery of the shares of Common Stock or cash payable on such Call Date) shall be deemed to be the record holder of the number of shares of Common Stock into which such shares of Preferred Stock are to be converted at a redemption, regardless of whether such holder has surrendered the certificates representing the shares of Preferred Stock to be so redeemed. No interest shall accrue for the benefit of the holders of shares of Preferred Stock to be redeemed on any cash so set aside by the Company. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the Call Date shall revert to the general funds of the Company, after which reversion the holders of shares of Preferred Stock so called for redemption shall look only to the general funds of the Company for the payment of such cash.

     As promptly as practicable after the surrender in accordance with said notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and if the notice shall so state), such certificates shall be exchanged for certificates representing shares of Common Stock and/or any cash (without interest thereon) for which such shares have been redeemed in accordance with such notice. If fewer than all the outstanding shares of Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Company from outstanding shares of Preferred Stock not previously called for redemption by lot or, with respect to the number of shares of Preferred Stock held of record by each holder of such shares, pro rata (as nearly as may be) or by any other method as may be determined by the Board of Directors in its discretion to be equitable. If fewer than all the shares of Preferred Stock represented by any certificate are redeemed, then a new certificate representing the unredeemed shares shall be issued without cost to the holders thereof.

     No fractional shares of Common Stock or scrip representing fractions of shares of Common Stock shall be issued upon redemption of the shares of Preferred Stock. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon redemption of shares of Preferred Stock, the Company shall pay to the holder of such share an amount in cash (rounded to the nearest cent) based upon the Current Market Price of the Common Stock on the Trading Day immediately preceding the Call Date. If more than one share shall be surrendered for redemption at one time by the same holder, the number of full shares of Common Stock issuable upon redemption thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered.

     Any shares of Common Stock issued upon redemption of shares of Preferred Stock shall be validly issued, fully paid and non-assessable. The Company shall list on the NYSE, subject to official notice of issuance, the shares of Common Stock required to be delivered upon any such redemption of shares of Preferred Stock.

     The Company shall take any action necessary to ensure that any shares of Common Stock issued upon the redemption of Preferred Stock are freely transferable and not subject to any resale restrictions under the Act, or any applicable state securities or blue sky laws (other than any shares of Common Stock issued upon redemption of any Preferred Stock which are held by an "affiliate" (as defined in Rule 144 under the Act) of the Company).

     The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property upon redemption of shares of Preferred Stock; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of the shares of Preferred Stock to be redeemed, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

  Liquidation Preference

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any payment or distribution of the Company (whether capital or surplus) shall be made to or set aside for the holders of Junior Stock, or any performance-based Incentive Compensation payments shall be made under the Management Agreement, the holders of shares of Preferred Stock shall be entitled to receive Twenty-Five Dollars ($25.00) per share of Preferred Stock (the "Liquidation Preference"), plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued but unpaid thereon to the date of final distribution to such holders, but such holders shall not be entitled to any further payment. Until the holders of the Preferred Stock have been paid the Liquidation Preference in full, plus an amount equal to all dividends (whether or not earned or declared) accumulated, accrued but unpaid thereon to the date of final distribution to such holders, no payment will be made to any holder of Junior Stock, nor shall any performance-based Incentive Compensation payments be made under the Management Agreement, upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Preferred Stock and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. For the purposes of this provision, (i) a consolidation or merger of the Company with one or more corporations, (ii) a sale or transfer of all or substantially all of the Company's assets, or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

     Subject to the rights of the holders of any shares of Parity Stock, upon any liquidation, dissolution or winding up of the Company, after payment shall have been made in full to the holders of Preferred Stock and any Parity Stock, any other series or class or classes of Junior Stock shall, subject to the respective terms thereof, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred Stock and any Parity Stock shall not be entitled to share therein.

  Voting Rights

     (a) If and whenever (i) six quarterly dividends (whether or not consecutive) payable on the Preferred Stock or any series or class of Parity Stock shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), whether or not earned or declared, or (ii) the consolidated shareholders' equity of the Company (determined in accordance with generally accepted accounting principles which gives effect to any adjustment for the net unrealized gain or loss on assets available for sale) at the end of any calendar quarter is less than 150% of the sum of (a) the aggregate Liquidation Preference (excluding any accumulated, accrued but unpaid dividends) of the then outstanding Preferred Stock and (b) the aggregate liquidation preference (excluding any accumulated, accrued but unpaid dividends) of any then outstanding Parity Stock, the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Preferred Stock (as defined below)) and the holders of shares of Preferred Stock, together with the holders of shares of every other class or series of Parity Stock (any other such series, the "Voting Preferred Stock"), voting as a single class regardless of series, shall be entitled to elect the two additional directors to serve on the Board of Directors at any annual meeting of shareholders or special meeting held in place thereof, or at a special meeting of the holders of the Preferred Stock and the Voting Preferred Stock called as hereinafter provided. Notwithstanding anything herein to the contrary, if any class or series of Voting Preferred Stock (with which the Preferred Stock is entitled to vote as a single class) is entitled to elect two directors as a result of a failure to maintain a specified level of consolidated shareholders' equity required by the terms of such Voting Preferred Stock, then when such entitlement is triggered, the separate entitlement to elect two directors shall be suspended. Whenever the entitlement of the Preferred Stock (together with holders of Voting Preferred Stock voting as a single class regardless of series) to vote is suspended as described in the preceding sentence, the terms of office of all persons elected as directors shall terminate upon the election of the two directors elected pursuant to a vote of the Preferred Stock and Voting Preferred Stock voting as a single class as a result of a failure to maintain a specified level of consolidated shareholders' equity required by the terms of such class or series of Voting Preferred Stock. Whenever (1) in the case of an arrearage in dividends described in clause (i), all arrears in dividends on the Preferred Stock and the Voting Preferred stock then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set aside for payment, and (2) in the case of a shortfall in the Company's consolidated shareholders' equity described in clause (ii), the consolidated shareholders' equity of the Company (determined in accordance with generally accepted accounting principles and giving effect to any adjustment for the net unrealized gain or loss on assets available for sale) at the end of any subsequent calendar quarter equals or exceeds 150% of the sum of (a) the aggregate Liquidation Preference (excluding any accumulated, accrued but unpaid dividends) of the then outstanding Preferred Stock and (b) the aggregate liquidation preference (excluding any accumulated, accrued but unpaid dividends) of the then outstanding Parity Stock, then the right of the holders of the Preferred Stock and the Voting Preferred Stock to elect such additional two directors shall cease (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages in six quarterly dividends or shortfall in consolidated shareholders' equity), and the terms of office of all persons elected as directors by the holders of the Preferred Stock and the Voting Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such voting power shall have been so vested in the holders of Preferred Stock and the Voting Preferred Stock, if applicable, the Secretary of the Company may, and upon the written request of any holder of Preferred Stock (addressed to the Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Preferred Stock and of the Voting Preferred Stock for the election of the two Directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Company for a special meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within 20 days after receipt of any such request, then any holder of Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Company. The Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided. If any vacancy shall occur among the Directors elected by the holders of the Preferred Stock and the Voting Preferred Stock, a successor shall be elected by the Board of Directors, upon the nomination of the then-remaining Director elected by the holders of the Preferred Stock and the Voting Preferred Stock or the successor of such remaining Director, to serve until the next annual meeting of the shareholders or special meeting held in place thereof if such office shall not have previously terminated as provided above.

     (b) So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles of Incorporation of the Company, as amended, the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of the Preferred Stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

          (i) Any amendment, alteration or repeal or any of the provisions of the Articles Supplementary to the Articles of Incorporation of the Company creating the Preferred Stock, the Articles of Incorporation of the Company or the Bylaws of the Company that materially adversely affects the voting powers, rights or preferences of the holders of the Preferred Stock; provided, however, that the amendment of the provisions of the Articles of Incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Stock or any shares of any class ranking on a parity with the Preferred Stock shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Preferred Stock; or

          (ii) The authorization or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into shares of any class ranking prior or senior to the Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends; provided, however, that no such vote of the holders of Preferred Stock shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect, or when the issuance of any such prior shares or convertible security is to be made, as the case may be, provision is made for the redemption of all shares of Preferred Stock at the time outstanding.

     For purposes of the foregoing provisions and all other voting rights under the Articles Supplementary, each share of Preferred Stock shall have one (1) vote per share, except that when any other class or series of preferred stock shall have the right to vote with the Preferred Stock as a single class on any matter, then the Preferred Stock and such other class or series shall have with respect to such matters one (1) vote per $25.00 of the stated Liquidation Preference. Except as otherwise required by applicable law or as set forth herein, the Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the holders thereof shall not be required for the taking of any corporate action.

  Conversion

     Holders of shares of Preferred Stock shall have the right to convert all or a portion of such shares into shares of Common Stock, as follows:

     A holder of shares of Preferred Stock shall have the right, at such holder's option, at any time to convert such shares, in whole or in part, into the number of fully paid and non-assessable shares of authorized but previously unissued shares of Common Stock per each share of Preferred Stock obtained by dividing the Liquidation Preference (excluding any accumulated, accrued but unpaid dividends) per share of Preferred Stock by the Conversion Price and by surrendering such shares to be converted; provided, however, that the right to convert shares of Preferred Stock called for redemption shall terminate at the close of business on the Call Date fixed for such redemption, unless the Company shall default in making payment of shares of Common Stock and/or cash payable upon such redemption.

     In order to exercise the conversion right, the holder of each share of Preferred Stock to be converted shall surrender the certificate representing such share, duly endorsed or assigned to the Company or in blank, at the office of the Transfer Agent, accompanied by written notice to the Company that the holder thereof elects to convert such share of Preferred Stock. Unless the shares issuable on conversion are to be issued in the same name as the name in which such share of Preferred Stock is registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the holder or such holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to the Company demonstrating that such taxes have been paid).

     Holders of shares of Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion thereof following such dividend payment record date and prior to such Dividend Payment Date. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion.

     As promptly as practicable after the surrender of certificates for shares of Preferred Stock as aforesaid, the Company shall issue and shall deliver at such office to such holder, or send on such holder's written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares of Preferred Stock, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided herein.

     Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Preferred Stock shall have been surrendered and such notice received by the Company as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date and such conversion shall be at the Conversion Price in effect at such time on such date unless the stock transfer books of the Company shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date on which such shares shall have been surrendered and such notice received by the Company. If the dividend record date for the Preferred Stock and Common Stock do not coincide, and the preceding sentence does not operate to ensure that a holder of shares of Preferred Stock whose shares are converted into Common Stock does not receive dividends on both the shares of Preferred Stock and the Common Stock into which such shares are converted for the same Dividend Period, then notwithstanding anything herein to the contrary, it is the intent, and the Transfer Agent is authorized to ensure that no conversion after the earlier of such record dates will be accepted until after the latter of such record dates; conversely, if the dividend record date for the Preferred Stock and the Common Stock do not coincide, and a holder of shares of Preferred Stock whose shares are converted into Common Stock would receive a dividend on neither the Preferred Stock nor the Common Stock for the related Dividend Period, the Transfer Agent is likewise authorized to defer giving effect to the conversion until after the latter of such record dates.

     No fractional share of Common Stock or scrip representing fractions of a share of Common Stock shall be issued upon conversion of the shares of Preferred Stock. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of shares of Preferred Stock, the Company shall pay to the holder of such share an amount in cash based upon the Current Market Price of the Common Stock on the Trading Date immediately preceding the date of conversion. If more than one share shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered.

     The Conversion Price shall be adjusted from time to time as follows:

          (i) If the Company shall after the Issue Date (A) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (B) subdivide its outstanding Common Stock into a greater number of shares, (C) combine its outstanding Common Stock into a smaller number of shares or (D) issue any shares of capital stock by reclassification of its outstanding Common Stock, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of shareholders entitled to receive such dividend or distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any share of Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock (or fraction of a share of Common Stock) that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such share of Preferred Stock been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification. An adjustment shall become effective immediately after the opening of business on the day next following the record date (except as provided below) in the case of a dividend or distribution and shall become effective immediately after the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification.

          (ii) If the Company shall issue after the Issue Date rights, options or warrants to all holders of Common Stock entitling them (for a period expiring within 45 days after the record date described below) to subscribe for or purchase Common Stock at a price per share less than the Fair Market Value per share of the Common Stock on the record date for the determination of shareholders entitled to receive such rights, options or warrants, then the Conversion Price in effect at the opening of business on the day next following such record date shall be adjusted to equal the price determined by multiplying (A) the Conversion Price in effect immediately prior to the opening of business on the day following the date fixed for such determination by (B) a fraction, the numerator of which shall be the sum of (X) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (Y) the number of shares that could be purchased at such Fair Market Value from the aggregate proceeds to the Company from the exercise of such rights, options or warrants for Common Stock, and the denominator of which shall be the sum of (XX) the number of shares of Common Stock outstanding on the close of business on the date fixed for such determination and (YY) the number of additional shares of Common Stock offered for subscription or purchase pursuant to such rights or warrants. Such adjustment shall become effective immediately after the opening of business on the date next following such record date (except as provided below). In determining whether any rights, options or warrants entitle the holders of Common Stock to subscribe for or Purchase Common Stock at less than such Fair Market Value, there shall be taken into account any consideration received by the Company upon issuance and upon exercise of such rights, options or warrants, the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors.

          (iii) If the Company shall after the Issue Date make a distribution on its Common Stock other than in cash or shares of Common Stock (including any distribution in securities other than rights, options or warrants as set forth below) (each of the foregoing being referred to herein as a "distribution"), then the Conversion Price in effect at the opening of business on the next day following the record date for the determination of stockholders entitled to receive such distribution shall be adjusted to equal the price determined by multiplying (A) the Conversion Price in effect immediately prior to the opening of business on the day following the record date by (B) a fraction, the numerator of which shall be the difference between (X) the number of shares of Common Stock outstanding on the close of business on the record date and (Y) the number of shares determined by dividing (aa) the aggregate value of the property being distributed by (bb) the Fair Market Value per share of Common Stock on the record date, and the denominator of which shall be the number of shares of Common Stock outstanding on the close of business on the record date. Such adjustment shall become effective immediately after the opening of business on the day next following such record date (except as provided below). The value of the property being distributed shall be as determined in good faith by the Board of Directors. Neither the issuance by the Company of rights, options or warrants to subscribed for or purchase securities of the Company nor the exercise thereof shall be deemed a distribution under this paragraph. Notwithstanding the foregoing provisions of this paragraph, the Company will not make any distribution that, when taken together with all prior distributions after the Issue Date, would result in an aggregate adjustment constituting 50% or more of the Conversion Price on the Issue Date without obtaining prior consent by the affirmative vote of at least
     66 2/3% of the votes entitled to be cast by the holders of Preferred Stock and any other class or series of preferred stock at the time outstanding that constitutes Parity Stock, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose.

          (iv) No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% in such price; provided, however, that any adjustments that by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made; and provided, further, that any adjustment shall be required and made not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of shares of Common Stock. Notwithstanding any other provision, the Company shall not be required to make any adjustment of the Conversion Price for the issuance of (A) any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of optional amounts in shares of Common Stock under such plan or (B) any options, rights or shares of Common Stock pursuant to any stock option, stock purchase or other stock-based plan maintained by the Company. All calculations shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be. Anything to the contrary notwithstanding, the Company shall be entitled, to the extent permitted by law, to make such reductions in the Conversion Price, in addition to those required, as it in its discretion shall determine to be advisable in order that any stock dividends, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase stock or securities, or a distribution of other assets (other than cash dividends) hereafter made by the Company to its shareholders shall not be taxable, or if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

     If the Company shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, issuer or self tender offer for all or a substantial portion of the shares of Common

Stock outstanding, sale of all or substantially all of the Company's assets or recapitalization of the Common Stock, but excluding any transaction as to which the Conversion Price adjustment provision applies) (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which shares of Common Stock shall be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each share of Preferred Stock which is not converted into the right to receive stock, securities or other property in connection with such Transaction shall thereupon be convertible into the kind and amount of shares of stock, securities and other property (including cash or any combination thereof) receivable upon such consummation by a holder of that number of shares of Common Stock into which one share of Preferred Stock was convertible immediately prior to such Transaction. The Company shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this paragraph, and it shall not consent or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Preferred Stock that will contain provisions enabling the holders of the Preferred Stock that remain outstanding after such Transaction to convert into the consideration received by holders of Common Stock at the Conversion Price in effect immediately prior to such Transaction. The provisions of this paragraph shall similarly apply to successive Transactions.

     If:

          (i) the Company shall declare a dividend (or any other distribution) on the Common Stock (other than cash dividends and cash distributions); or

          (ii) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of any class or series of capital stock or any other rights or warrants; or

          (iii) there shall be any reclassification of the outstanding Common Stock or any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or a statutory share exchange, or an issuer or self tender offer by the Company for all or a substantial portion of its outstanding shares of Common Stock (or an amendment thereto changing the maximum number of shares sought or the amount or type of consideration being offered therefor) or the sale or transfer of all or substantially all of the assets of the Company as an entirety; or

          (iv) there shall occur the voluntary or involuntary liquidation, dissolution or winding up of the Company,

then the Company shall cause to be filed with the Transfer Agent and shall cause to be mailed to each holder of shares of Preferred Stock at such holder's address as shown on the stock records of the Company, as promptly as possible, but at least 15 days prior to the applicable date hereinafter specified, a notice stating (A) the record date for the payment of such dividend, distribution or rights or warrants, or, if a record date is not established, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights or warrants are to be determined or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up or (C) the date on which such tender offer commenced, the date on which such tender offer is scheduled to expire unless extended, the consideration offered and the other material terms thereof (or the material terms of any amendment thereto). Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described herein.

     Whenever the Conversion Price is adjusted as herein described, the Company shall promptly file with the Transfer Agent an officer's certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Price setting forth the adjusted

Conversion Price and the effective date such adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Price to each holder of shares of Preferred Stock at such holder's last address as shown on the stock records of the Company.

     In any case in which these provisions provide that an adjustment shall become effective on the day next following the record date for an event, the Company may defer until the occurrence of such event (A) issuing to the holder of any share of Preferred Stock converted after such record date and before the occurrence of such event of the additional Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the Common Stock issuable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount of cash in lieu of any fraction.

     There shall be no other adjustment of the Conversion Price in case of the issuance of any capital stock of the Company in a reorganization, acquisition or other similar transaction.

     If the Company shall take any action affecting the Common Stock, other than action described in this provision, that in the opinion of the Board of Directors would materially adversely affect the conversion rights of the holders of Preferred Stock, the Conversion Price for the Preferred Stock may be adjusted, to the extent permitted by law, in such manner, if any, and at such time as the Board of Directors, in its sole discretion, may determine to be equitable under the circumstances.

     The Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock solely for the purpose of effecting conversion of the Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Preferred Stock not theretofore converted into Common Stock. For purposes of this provision, the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single holder (and without regard to the ownership Limit set forth in the Articles of Incorporation of the Company).

     The Company covenants that any shares of Common Stock issued upon conversion of the shares of Preferred Stock shall be validly issued, fully paid and nonassessable.

     The Company shall take any action necessary to ensure that any shares of Common Stock issued upon conversion of shares of Preferred Stock are freely transferable and not subject to any resale restrictions under the Act, or any applicable state securities or blue sky laws (other than any shares of Common Stock which are held by an "affiliate" (as defined in Rule 144 under the Act)).

     The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property upon conversion of shares of Preferred Stock; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of the shares of Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     The Company has established a Dividend Reinvestment and Stock Purchase Plan pursuant to which each holder of the Preferred Stock whose shares are registered in his own name may elect to have dividends reinvested automatically in shares of the Common Stock of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     With certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the Company's Capital Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussions below and in the Prospectus under the heading "Federal Income Tax Considerations" summarize the material provisions applicable to the Company as a REIT for federal income tax purposes and to investors in connection with their ownership of the Company's Preferred Stock. However, it is impractical to set forth in this Prospectus Supplement all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor's purchase of the Company's Preferred Stock. The discussions of various aspects of federal income taxation contained herein and in the Prospectus are based on the Code, Treasury regulations, judicial decisions, administrative rulings and practice, all of which are subject to change. In brief, if certain detailed conditions imposed by the Code are met, entities that invest primarily in real estate investments and mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their Shareholders. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that typically results from investment in corporations. If the Company fails to meet the requirements of the Code for REIT qualification in any taxable year, it would become subject to federal and state income taxation on its taxable income at regular corporate rates. In such an event, the after tax earnings available for distribution to the shareholders would be reduced.

     The Company believes that it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Counsel has rendered an opinion to the Company that, as of the date hereof and based on the various representations that the Company made to counsel with respect to the Company's income, assets and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion, (a) the Company operated in a manner which qualified it as a REIT under the Code since its taxable year ended December 31, 1993, and (b) the organization and contemplated method of operation of the Company are such as to enable it to continue to so qualify in this and subsequent years, provided the various operational requirements for REIT status are satisfied in those years. Such opinion is not binding on the Internal Revenue Service (the "Service") or the courts and there can be no assurance that the Company will in fact maintain compliance with those requirements at all times.

TAXATION OF THE HOLDERS OF THE COMPANY'S PREFERRED STOCK

     The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions that constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to shareholders of record on a specified date in such quarter will be deemed to have been received by the shareholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations who are shareholders. Shareholders may not deduct any net operating losses or capital losses of the Company.

     The Company's investment guidelines do not permit investments in CMO residuals or REMIC residuals, and, therefore, the income distributed by the Company should not create unrelated business taxable income or excess inclusion income for tax exempt entities.

SALE OR DISPOSITION OF PREFERRED STOCK

     Upon any sale or other disposition of shares of the Preferred Stock, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on such sale or other disposition (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (b) the shareholder's adjusted tax basis in such shares. Such gain or loss will be capital gain or loss if the shares have been held by the domestic shareholder as a capital asset, and will be long-term capital gain or loss if such shares have been held for more than one year. In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of any capital gain distributions to such shareholder.

REDEMPTION AND CONVERSION

     Cash Redemption of Preferred Stock. A cash redemption of shares of the Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in the Code for treatment as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests for capital gain treatment as a redemption will be satisfied with respect to any particular holder of the Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

     If a cash redemption of shares of the Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

     If a redemption of shares of the Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. A redemption of shares of the Preferred Stock for shares of Common Stock will be treated as a conversion of the Preferred Stock into Common Stock. See "Conversion of Preferred Stock into Common Stock."

     Conversion of Preferred Stock into Common Stock. In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of Common Stock received upon conversion will be equal to the adjusted basis for the holder in the shares of Preferred Stock so converted, and provided that the shares of Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received would include the holding period for the shares of Preferred Stock converted. A holder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the Preferred Stock for which cash was received. Furthermore, under certain circumstances, a holder of shares of Preferred Stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into Common Stock.

     Adjustments to Conversion Price. Adjustments in the Conversion Price (or the failure to make such adjustments) pursuant to the antidilution provisions of the Preferred Stock or otherwise may result in constructive distributions to the holders of Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

BACKUP WITHHOLDING

     The Company will report to its domestic shareholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of the gross proceeds of a redemption of the Preferred Stock with respect to any shareholders who fail to comply with the backup withholding rules.

RECORDKEEPING AND INFORMATION REQUEST REQUIREMENT

     The Company as a REIT, is required to maintain records regarding the actual and constructive ownership of its shares, including the Preferred Stock, and within 30 days after the end of each calendar year, to demand statements of information from persons owning above a specified level of the Company's shares (5 percent or more in the case of a REIT that has more than 2,000 record shareholders; 1 percent or more in the case of a REIT that has fewer than 2,000 and more than 200 record shareholders; and 1/2 percent or more in the case of a REIT having 200 or fewer record shareholders). The Company must maintain a record of those shareholders failing or refusing to comply with such an information demand. Shareholders who fail or refuse to comply with the demand must submit a statement setting forth the requested information with their own income tax returns.

OTHER TAX CONSEQUENCES

     The Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of the Company's shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Under the terms of and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") the Underwriters named below (the "Underwriters") for whom Stifel, Nicolaus & Company, Incorporated, EVEREN Securities, Inc., Principal Financial Securities, Inc., Sutro & Co. Incorporated and Thornburg Securities Corporation are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Preferred Stock set forth opposite the name of such Underwriters below:

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        Stifel, Nicolaus & Company, Incorporated..........................    475,000
        EVEREN Securities, Inc. ..........................................    475,000
        Principal Financial Securities, Inc...............................    475,000
        Sutro & Co. Incorporated..........................................    475,000
        Thornburg Securities Corporation*.................................    140,000
        Advest, Inc. .....................................................     24,000
        J.C. Bradford & Co. ..............................................     24,000
        Cowen & Co. ......................................................     24,000
        Dain Bosworth Incorporated........................................     24,000
        Friedman, Billings, Ramsey & Co., Inc. ...........................     24,000
        McDonald & Company Securities, Inc. ..............................     24,000
        Mesirow Financial, Inc. ..........................................     24,000
        Morgan Keegan & Company, Inc. ....................................     24,000
        Piper Jaffray Inc. ...............................................     24,000
        Rauscher Pierce Refsnes, Inc. ....................................     24,000
        The Robinson-Humphrey Company, Inc. ..............................     24,000
        Scott & Stringfellow, Inc. .......................................     24,000
        Stephens Inc. ....................................................     24,000
        Tucker Anthony Incorporated.......................................     24,000
        Wedbush Morgan Securities.........................................     24,000
                                                                            ---------
                  Total...................................................  2,400,000
                                                                            =========

---------------

* Thornburg Securities Corporation is an affiliate of the Company and of the Manager. See "Management."

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth herein, to purchase all of the shares of Preferred Stock being sold pursuant to the Underwriting Agreement (other than those covered by the over-allotment option described below), if any shares of Preferred Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares in part to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include Underwriters) at such price less a concession not in excess of $0.50 per share, and that the Underwriters and such dealers may reallow to certain dealers a discount not in excess of $0.10 per share. After commencement of the public offering, the public offering price, concessions to selected dealers and the discount to other dealers may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement, 360,000 additional shares of Preferred Stock. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the offering of the shares of Preferred Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will become obligated to purchase such additional shares of Preferred Stock pursuant to the Underwriting Agreement.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Company and the executive officers of the Company have also agreed with the Underwriters that, for a period of 90 days following the commencement of this offering, they will not, without the consent of Stifel, Nicolaus & Company, Incorporated, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares of Common Stock (other than pursuant to the 1992 Stock Option Plan (or any successor plan), or the Dividend Reinvestment and Stock Purchase Plan).

                                 LEGAL MATTERS

     Certain legal matters relating to the Preferred Stock and the tax status of the Company as a REIT will be passed upon for the Company by Jeffers, Wilson & Shaff, LLP, Irvine, California, counsel to the Company. Michael B. Jeffers, Secretary of the Company, a member of that firm, owns 641 shares of Common Stock, holds options to purchase 31,697 shares of Common Stock, and owns 1% of the shares of the Manager. Certain legal matters will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California, in reliance, as to matters of Maryland law, on the opinion of Jeffers, Wilson & Shaff, LLP.

                                    EXPERTS

     The financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the periods ending December 31, 1995, December 31, 1994 and December 31, 1993, which are incorporated herein by reference, have been audited by McGladrey and Pullen, LLP, independent certified public accountants, and are included herein in reliance on their report upon their authority as experts in auditing and accounting.

PROSPECTUS

[LOGO]                THORNBURG MORTGAGE ASSET CORPORATION

                                  $242,776,125

                  COMMON STOCK, PREFERRED STOCK, AND WARRANTS
              AND SHAREHOLDER RIGHTS TO PURCHASE COMMON STOCK AND
                                PREFERRED STOCK

                            ------------------------

     Thornburg Mortgage Asset Corporation, a Maryland corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may issue and sell from time to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, in one or more series ("Preferred Stock"), (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (iv) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (v) rights to purchase shares of Common Stock or Preferred Stock issued to shareholders ("Shareholder Rights"); and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The Securities offered pursuant to this Prospectus may be issued in one or more series, in amounts, at prices and on terms to be determined at the time of the offering of each such series and set forth in a supplement to this Prospectus ( a "Prospectus Supplement"). The Securities offered by the Company pursuant to this Prospectus will be limited to $242,776,125 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants (collectively, "Securities Warrants") or Shareholder Rights.

     The specific terms of each offering of Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable (1) in the case of any series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidation preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of the Securities Warrants, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, the exercise price, duration, detachability and call provisions of each such warrant; (3) in the case of Shareholder Rights, which entitles the shareholder to purchase Preferred Stock or Common Stock, as applicable, the subscription price, duration, transferabilities and the over subscription privilege of each of the Shareholder Rights; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JANUARY 9, 1997

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS AND AN ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy and information statements, the Registration Statement and exhibits thereto, and other information filed by the Company with the Commission may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, Seven World Trade Center, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the material may be obtained from Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). The reports, proxy and information statements and other information may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to Registration Statement. For further information regarding the Company and the Shares offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company currently furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company with the Commission:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; and

          (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, respectively.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus, or any other subsequently filed document that is also incorporated by reference herein modified or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Mr. Richard P. Story, Thornburg Mortgage Asset Corporation, 119 East Marcy Street, Suite 201, Santa Fe, New Mexico, 87501, telephone number (505) 989-1900.

                                  THE COMPANY

GENERAL

     Thornburg Mortgage Asset Corporation (the "Company") is a special purpose financial institution that primarily invests in adjustable-rate mortgage ("ARM") securities, thereby indirectly providing capital to the single-family residential housing market. ARM securities represent interests in pools of adjustable-rate mortgage loans, which often include guarantees or other credit enhancements against losses from loan defaults. While the Company is not a bank or savings and loan, its business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. The Company leverages its equity capital using borrowed funds, invests in ARM securities and seeks to generate income based on the difference between the yield on its ARM securities portfolio and cost of its borrowings. The Company is organized for tax purposes as a real estate investment trust ("REIT") and, therefore, generally passes through substantially all of its earnings to shareholders without paying federal or state income tax at the corporate level. The Company commenced operations in June 1993, and as of September 30, 1996 had assets of approximately $2.6 billion.

     The Company's mortgage securities portfolio may consist of either agency or privately issued (generally publicly registered) mortgage pass-through securities, multiclass pass-through securities, Collateralized Mortgage Obligations ("CMOs") or short-term investments that either mature within one year or have an interest rate that reprices within one year.

     The Company's investment policy is to invest at least 70% of total assets in High Quality ARM securities and short-term investments. High Quality means:

          (1) securities which are rated within one of the two highest rating categories by at least one of either Standard & Poor's Corporation or Moody's Investors Service, Inc. (the "Rating Agencies");

          (2) securities that are unrated but are guaranteed by the U.S. Government or issued or guaranteed by an agency of the U.S. Government; or

          (3) securities that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security.

     The remainder of the Company's investment portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

          (1) ARM loans secured by first liens on single-family residential properties acquired for the purpose of securitization into investment grade securities; or

          (2) pass-through securities or CMOs backed by loans on single-family residential properties or on multi-family, commercial or other real estate-related properties if they are rated at least Investment Grade at the time of purchase. "Investment Grade" generally means a security rating of BBB or Baa or better by at least one of the Rating Agencies.

     The Company does not invest in REMIC residuals or other CMO residuals and, therefore should not create excess inclusion income or unrelated business taxable income for tax exempt investors. Therefore, the Company is a mortgage REIT eligible for purchase by tax exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts ("IRAs").

     To the extent the Company acquires ARM loans, the Company may create ARM pass-through securities and CMOs through securitization. The Company intends to purchase ARM loans for securitization when it believes that it can earn a higher yield on the mortgage securities created through securitization than on comparable mortgage securities purchased in the market. In order to facilitate the securitization process, the Company may retain a limited amount of the credit risk inherent in the mortgage loan. Following the securitization process, the Company expects to hold the newly created ARM securities in its investment portfolio. If the Company were to sell the newly-created ARM securities on a regular basis, there would be a substantial risk that they would be deemed "dealer property" and that all of the profits from such sales would be subject to tax at the rate of 100%.

     The Company purchases its ARM securities from broker-dealers and financial institutions that regularly originate or make markets in these securities. The Company may also purchase ARM securities from a variety of mortgage suppliers (including mortgage bankers, banks, savings and loans, investment banking firms, home builders and other firms involved in originating and packaging mortgage loans). The Company does not purchase any ARM securities from or enter into any servicing or administrative agreements (other than the management agreement with Thornburg Mortgage Advisory Corporation the "Manager") or with any entities affiliated with the Company.

     The Company's executive offices are located at Thornburg Mortgage Asset Corporation, 119 East Marcy Street, Suite 201, Santa Fe, New Mexico 87501. The Company was incorporated in Maryland on July 28, 1992.

OPERATING POLICIES AND STRATEGIES

     The Company employs a leveraging strategy to increase its assets by borrowing money on a short-term collateralized basis, generally with maturities of one year or less, in an amount up to 92% of the historical cost of its total assets. The Company then uses the proceeds to acquire additional ARM securities. By borrowing against its ARM securities in this manner, the Company expects that up to 90% (but not more than 92%) of the Company's total assets may be financed with borrowed funds. The Company believes that this strategy allows the Company to maximize return on equity while the borrowing limitation leaves an adequate capital base sufficient to protect the Company against interest rate environments that may cause the value of its assets to decline or in which the Company's borrowing costs might exceed its interest income from ARM securities. These conditions could occur when the interest rate adjustments on ARM securities lag behind interest rate increases on the Company's variable-rate borrowings or when the interest rate indices of the borrowings are mismatched with the interest rate indices of the Company's ARM securities. If the ratio of the Company's borrowings to total assets exceeds 92%, then, except as limited by the sources of income tests applicable to the Company as a REIT, the Company will reduce its assets or take other steps as necessary to reduce its borrowing ratio to below 92% of total assets.

     The Company mitigates its interest-rate risk from borrowings generally by selecting interest-rate indices and maturities on its indebtedness that approximately match interest-rate adjustment indices and the interest-rate adjustment periods on its ARM securities. Accordingly, borrowings bear variable or short-term fixed (one year or less) interest rates. Generally, the borrowing agreements require the Company to deposit additional collateral in the event the market value of existing collateral declines, which could require the Company to sell assets during periods when the net value of its assets are declining in order to reduce the borrowings.

     The Company's ARM securities portfolio is financed primarily at short-term borrowing rates utilizing reverse repurchase agreements, dollar-roll agreements, borrowings under lines of credit and other collateralized financing which the Company has established with approved institutional lenders. To date, reverse repurchase agreements have been the primary financing device utilized by the Company to finance its ARM securities portfolio. Generally, upon repayment of each reverse repurchase agreement the ARM securities will immediately be pledged to secure a new reverse repurchase agreement. As of the date of this prospectus the Company has established lines of credit and collateralized financing agreements with 26 investment banking firms and commercial banks.

     The Company makes use of hedging transactions to mitigate the impact of certain adverse changes in interest rates or prepayment rates on its net interest income. ARM securities are generally subject to periodic and lifetime interest rate caps. Periodic caps generally limit the maximum mortgage interest rate change on any interest adjustment date to either a maximum of 1% per semiannual adjustment or 2% per annual adjustment. The Company generally does not hedge against periodic cap limitations. In addition, ARM securities have a maximum lifetime interest rate limitation, meaning that each ARM security contains a contractual maximum rate. The borrowings incurred by the Company to finance its ARM securities portfolio are not subject to equivalent interest rate caps.

     The Company has purchased interest rate cap agreements to prevent the Company's borrowing costs from exceeding the lifetime maximum rate on its ARM securities. These agreements would have the effect of offsetting a portion of the Company's borrowing costs if prevailing interest rates exceed the rate specified in the cap agreement. An interest rate cap agreement is a contractual agreement, whereby the Company pays a fee, which may at times be financed by the counterparty to the agreement with the Company, typically to either a commercial bank or investment banking firm, in exchange for the right to receive payments equal to the difference between a cap rate level specified in the contract and a periodically determined future interest rate times a contractually specified principal, or notional, amount. These agreements also would be expected to appreciate in value as interest rates rise, thus helping to partially offset possible market value declines of the Company's ARM securities portfolio.

     The ARM securities held by the Company were, generally, purchased at prices greater than par. The Company is amortizing their respective premiums over their expected lives using the level yield method of accounting. To the extent that the prepayment rate on the Company's ARM securities differs from expectations, the Company's net interest income will be affected. Mortgage prepayments generally increase when current mortgage interest rates fall below the interest rates on such ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of the ARM securities, the Company's net income and the dividend yield on its common stock could be adversely affected. In an attempt to mitigate the adverse effect of an increase in prepayments on ARM securities acquired above par, the Company has also entered into transactions where it purchases ARM securities at prices below par, purchases seasoned ARM securities that have been outstanding for more than 5 years with a below-average prepayment history, and purchases ARM securities that provide only for scheduled principal payments. The Company may also purchase limited amounts of "principal only" mortgage derivative securities backed by either fixed-rate mortgages or ARM loans as a hedge against the adverse effect of increased prepayments.

     The Company may enter into other hedging-type transactions designed to protect its net interest income and assets from adverse changes in interest rates or prepayment rates. Such transactions may include the purchase or sale of interest rate future contracts, options on interest rate future contracts or interest rate swaps. The Company may also purchase "interest only" mortgage derivative securities or other derivative products for purposes of mitigating risk from interest rate changes. The Company will not invest in financial futures contracts unless the Company and the Manager are exempt from the registration requirements of the Commodities Exchange Act or otherwise comply with the provisions of that Act.

     The Company does not intend to hedge for speculative purposes. No hedging strategy can completely insulate the Company from risk, and certain of the federal income tax requirements that the Company must satisfy to qualify as a REIT limit the Company's ability to hedge, particularly with respect to hedging against periodic cap risk. The Company monitors and may have to limit its hedging strategies to ensure that it does not realize excessive hedging income, or hold hedging assets having excess value in relation to total assets.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including, but not limited to, acquisitions of ARM securities and other mortgage related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, the related Prospectus Supplements will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

     The following is a brief description of the material terms of the Company's capital stock. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

GENERAL

     The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, in one or more series, (iii) Common Stock Warrants; (iv) Preferred Stock Warrants, (v) Shareholder Rights, and (vi) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

     The Company's authorized equity capitalization consists of 50 million shares which may be comprised of Common Stock and Preferred Stock. The Common Stock is listed on the New York Stock Exchange and the Company intends to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may list any series of its Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such series of Preferred Stock.

COMMON STOCK

     As of October 30, 1996, there were 16,219,241 outstanding shares of Common Stock held by 1,043 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. In the event any Preferred Stock is issued, dividends on any outstanding shares of Preferred Stock may be required to be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding.

     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of Preferred Stock that may be outstanding from time to time. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are, and additional shares of Common Stock will be, validly issued, fully paid and nonassessable.

     Holders of Common Stock are eligible to participate in the Company's dividend reinvestment and stock purchase plan (the "DRP") which provides shareholders of the Company with a convenient and cost-effective method of increasing their investment in shares of the Company's Common Stock. A participant in the DRP may purchase additional shares of Common Stock by reinvesting some or all cash dividends paid on the Common Stock and by making optional cash purchases which are subject to a minimum purchase limit of $50 and a maximum purchase limit of $15,000 for each dividend payment date. The price to be paid for each share of Common Stock purchased directly from the Company under the DRP will be a price equal to the market price of the Common Stock less a 3% discount. The price of the shares of Common Stock purchased on the open market will be the average price of all shares of Common Stock purchased for all Participant's in the DRP without any discount. The same purchase price will apply to the reinvestment of cash dividends and to any optional cash purchases.

PREFERRED STOCK

     The Board of Directors is authorized to designate with respect to each series of Preferred Stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding.

     Any Preferred Stock issued will rank prior to the Common Stock as to dividends and as to distributions in the event or liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

SECURITIES WARRANTS

     General. The Company may issue Securities Warrants for the purchase of Common Stock or Preferred Stock. Such warrants are referred to herein as Common Stock Warrants and Preferred Stock Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each issuance of Securities Warrants will be issued under a separate agreement ("Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent ("Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants.

     If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire, (vii) certain federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

     Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration or transfer, and may be exercised at the corporate trust office of the appropriate Securities Warrant Agent or other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Preferred Stock Warrants or Common Stock Warrants will not have any rights of holders of the respective Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

     No Rights as Shareholders. Holders of Securities Warrants will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

SHAREHOLDER RIGHTS

     General. The Company may issue, as a dividend at no cost, Shareholder Rights to holders of record of the Company's Securities or any class thereof on the applicable record date. If Shareholder Rights are so issued to existing holders of Securities each Shareholder Right will entitle the registered holder thereof to purchase the Securities pursuant to the terms set forth in the applicable Prospectus Supplement.

     If Shareholder Rights are issued, the applicable Prospectus Supplement will describe the terms of such Shareholder Rights including the following where applicable: (i) record date; (ii) the subscription price; (iii) Subscription Agent, (iv) the aggregate number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of such Shareholder Rights and in the case of Shareholder Rights for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Shareholder Rights; (v) the date on and after which such Shareholder Rights and the related Securities will be transferable separately; (vi) the date on which the right to exercise such Shareholder Rights shall commence and the expiration date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such Shareholder Rights.

     In addition to the terms of the Shareholder Rights and the Securities issuable upon exercise thereof, the Prospectus Supplement will describe, for a holder of such Shareholder Rights who validly exercises all Shareholder Rights issued to such holder, how to subscribe for unsubscribed Securities (issuable pursuant to unexercised Shareholder Rights issued to other holders) to the extent such Shareholder Rights have not been exercised.

     No Rights as Shareholders. Holders of Shareholder Rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as shareholders of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and the registrar for the Company's Common Stock is State Street Bank & Trust Company, 2 Heritage Drive, North Quincy, Massachusetts, 02171. The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

               REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

     Two of the requirements for qualification for the tax benefits accorded a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), are that
(i) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 shareholders for at least 335 days in each taxable year. Those requirements apply for all taxable years after the year in which a REIT elects REIT status.

     The Articles of Incorporation generally prohibits, subject to the settlement rules of the NYSE, any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock owned by a person or group of persons in excess of such amounts are referred to as "Excess Shares." For this purpose the term "ownership" is defined in accordance with the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated under the Exchange Act, and the term "group" is defined to have the same meaning as that term has for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, shares of stock owned or deemed to be owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.

     For purposes of determining whether a person holds Excess Shares, a person or group will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to such person or group under constructive ownership provisions contained in Section 544 of the Code.

     The Articles of Incorporation provide that in the event any person acquires Excess Shares, each Excess Share may be redeemed at any time by the Company at the closing price of a share of stock of such class on the NYSE on the last business day prior to the redemption date. From and after the date fixed for redemption of Excess Shares, such shares shall cease to be entitled to any distribution and other benefits, except only the right to payment of the redemption price for such shares.

     Under the Articles of Incorporation any acquisition of shares that would result in failure to qualify as a REIT under the Code is void to the fullest extent permitted by law, and, subject to the settlement requirements of the NYSE, the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a shareholder to own Excess Shares, and in any event upon demand by the Board of Directors, a shareholder is required to file with the Company an affidavit setting forth, as to that shareholder, the information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 and in reports filed under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of capital stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with the Company setting forth the number of shares already owned by the transferee and any related person.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of its Common Stock directly through the issuance of Shareholders Rights as a dividend, or through any combination of these methods of sale. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company may also sell shares of its Common Stock from time to time through one or more agents in ordinary brokers' transaction on the NYSE. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the NYSE, as shall be set forth in the applicable Prospectus Supplement.

     In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will also be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at regular intervals over a fixed period of time pursuant to negotiated subscription commitments. Institutions with which such subscription commitments may be made to include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such subscription commitments will be subject to certain conditions, including that the purchase of the Securities shall not be prohibited under the laws of the jurisdiction to which such purchaser is subject, as well as to the specific terms and conditions negotiated that will be set forth in the applicable Prospectus Supplement. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such subscription commitments.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Subject to the applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not be able to simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the shareholder level when the income is distributed) that typically results from investment in corporations. To qualify for tax treatment as a REIT under the Code, the Company must meet certain tests. The Company elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1993. That election continues in effect until revoked or terminated.

     Based on existing law and certain representations made to Counsel by the Company, Counsel is of the opinion that the Company operated in a manner consistent with its qualifying as a REIT under the Code since the beginning of its 1993 taxable year through September 30, 1996, the date of the Company's last unaudited balance sheet and income statement made available to Counsel, and the organization and contemplated method of operation of the Company are such as to enable it to continue to so qualify throughout the balance of 1996 and in subsequent years. However, whether the Company will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which may not be reviewed by Counsel. Moreover, certain aspects of the Company's method of operations have not been considered by the courts or the Service. There can be no assurance that the courts or the Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, Counsel is unable to opine whether in the future the Company will actually operate in a manner that will enable it to qualify as a REIT under the Code.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its shareholders. The Company will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. The Company intends to distribute substantially all of its taxable income to its shareholders on a pro rata basis in each year.

TAXATION OF THE HOLDERS OF THE COMPANY'S SECURITIES

     General. Payments to holders of the Company's bonds or debentures will be taxable interest income to the extent properly designated as interest or original issue discount. The Company will report such income to individual holders of bonds or debentures by January of the following year. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to shareholders of record on a specified date in such month will be deemed to have been received by the shareholders and paid by the Company on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. Distributions of the Company will not be eligible for the dividends received deduction for corporations. Shareholders may not deduct any net operating losses or capital losses of the Company.

     Taxation of Tax-Exempt Entities. The Company does not expect to incur excess inclusion income and therefore does not prohibit Tax-Exempt Entities or "disqualified organizations" from investing in its Securities. In general, a Tax-Exempt Entity that is a holder of the Company's Securities will not be subject to tax on distributions.

     Taxation of Shareholder Rights. If the Company makes a distribution of Shareholder Rights, in general a Shareholder's basis in the Rights received in such distribution will be zero. If the fair market value of the Rights on the date of issuance is 15% or more of the value of the Common Stock or if the Shareholder so elects regardless of the value of the Rights, the Shareholder will make an allocation between the relative fair market values of the Rights and the Common Stock on the date of issuance of the Rights. On exercise of the Rights, the Shareholder will generally not recognize gain or loss. The Shareholder's basis in the Shares received from the exercise of the Rights will be the amount paid for the Shares plus the basis, if any, of the Rights exercised.

     Foreign Investors. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of the Company's Securities subject to reduction pursuant to an applicable income tax treaty.

     Dividend Reinvestment Plan. For income tax purposes, shareholders participating in the DRP will be deemed to have received the full amount of any cash distributions that the Company would have paid to them had they not elected to participate in the DRP. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase through the DRP and a tax basis equal to the gross amount of the distribution.

                                ERISA INVESTORS

     Because the Common Stock will qualify as a "publicly offered security", employee benefit plans and Individual Retirement Accounts may purchase shares of Common Stock and treat such shares, and not the Company's assets, as plan assets. Fiduciaries of ERISA plans should consider (i) whether an investment in the Common Stock satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the plans' governing instruments, and (iii) whether the investment is prudent.

                                 LEGAL MATTERS

     Jeffers, Wilson & Shaff LLP, as counsel to the Company, has rendered an opinion to the Company to the effect that the shares of Capital Stock offered hereby have been legally issued, and are fully-paid and nonassessable. Certain tax matters discussed under "Federal Income Tax Consequences" and "ERISA Investors" have also been included herein in reliance on the opinion of Jeffers, Wilson & Shaff. Michael B. Jeffers, Esq., Secretary of the Company, is a member of that firm and owns 1% of the shares of the Manager.

                                    EXPERTS

     The financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference in this Prospectus or elsewhere in the Registration Statement of which this Prospectus is a part, to the extent and for the periods indicated in the reports, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, and are included herein in reliance on their report upon their authority as experts in auditing and accounting.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                          PAGE
                                          ----
Prospectus Summary......................  S- 3
Risk Factors............................  S-15
Price Range of Common Stock and
  Dividends.............................  S-17
Capitalization..........................  S-18
Selected Financial Data.................  S-19
Description of Preferred Stock..........  S-20
Federal Income Tax Considerations.......  S-34
Underwriting............................  S-37
Legal Matters...........................  S-38
Experts.................................  S-38
PROSPECTUS
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     3
The Company.............................     4
Use of Proceeds.........................     6
Description of Securities...............     7
Repurchase of Shares and Restrictions on
  Transfer..............................     9
Plan of Distribution....................    11
Federal Income Tax Considerations.......    12
ERISA Investors.........................    13
Legal Matters...........................    13
Experts.................................    13

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                                2,400,000 SHARES

                                      [LOGO]

                               THORNBURG MORTGAGE
                               ASSET CORPORATION

                           SERIES A 9.68% CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

                         ------------------------------
                             PROSPECTUS SUPPLEMENT

                                JANUARY 20, 1997
                         ------------------------------

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                            EVEREN SECURITIES, INC.

                      PRINCIPAL FINANCIAL SECURITIES, INC.

                            SUTRO & CO. INCORPORATED

                        THORNBURG SECURITIES CORPORATION

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